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TABLE OF CONTENTS OF THE PROSPECTUS SUPPLEMENT

Filed pursuant to General Instruction II.L of Form F-10
File Number 333-233589

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this preliminary prospectus supplement ("Prospectus Supplement") and the accompanying short form base shelf prospectus dated September 13, 2019 (the "Prospectus") from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Maverix Metals Inc. at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada, telephone: (604) 343-6225, and are also available electronically at www.sedar.com.

This Prospectus Supplement, together with the Prospectus to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the Prospectus Supplement and the Prospectus, as amended or supplemented, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

A copy of this Prospectus Supplement has been filed with the securities regulatory authorities in each of the provinces of Canada, except Québec, and with the Securities and Exchange Commission in the United States, but has not yet become final for the purpose of the sale of securities. Information contained in this Prospectus Supplement may not be complete and may have to be amended. This Prospectus Supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 28, 2020

PRELIMINARY PROSPECTUS SUPPLEMENT
To a Short Form Base Shelf Prospectus dated September 13, 2019

Secondary Offering	May 28, 2020

MAVERIX METALS INC.

US$    •

    •    Common Shares

This Prospectus Supplement qualifies the distribution (the "Offering") of     •    common shares (the "Offered Shares") of Maverix Metals Inc. ("Maverix" or the "Company") to be sold by Pan American Silver Corp. (the "Selling Shareholder" or "Pan American"), at a price of US$    •    per Offered Share (the "Offering Price"), representing gross proceeds of US$    •    to the Selling Shareholder. The Company will not be entitled to any of the proceeds from the sale of the Offered Shares offered by this Prospectus Supplement. This Prospectus Supplement has been prepared in satisfaction of the Company's obligation to the Selling Shareholder under the amended and restated shareholder agreement dated as of June 29, 2018 between the Company and the Selling Shareholder (as amended and restated, the "Shareholder Agreement"). All of the Company's expenses incurred in connection with the Offering will be paid by the Selling Shareholder. The Company will not receive any of the proceeds of the Offering. See "Plan of Distribution", "Use of Proceeds" and "Selling Shareholder".

The Offered Shares are being offered pursuant to an underwriting agreement dated    •    , 2020 (the "Underwriting Agreement") among the Company, the Selling Shareholder, Raymond James Ltd. ("Raymond James") and PI Financial Corp. (together with Raymond James, the "Lead Underwriters") together with    •    ,    •    ,     •    and    •    (collectively with the Lead Underwriters, the "Underwriters"). The Offering Price was determined based on arm's length negotiations between the Selling Shareholder and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market prices of the issued and outstanding common shares of the Company (the "Common Shares"). See "Plan of Distribution".

The outstanding Common Shares, including the Offered Shares, are listed and posted for trading on the Toronto Stock Exchange (the "TSX") and the NYSE American, LLC (the "NYSE American") under the trading symbol "MMX". On May 27, 2020, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and the NYSE American was $7.16 and US$5.21, respectively.

Price: US$    •    per Offered Share

	Price to Public	Underwriters' Fee(1)(2)(4)	Net Proceeds to the Selling Shareholder(2)(3)(4)
Per Offered Share	US$ •	US$ •	US$ •
Total Offering	US$ •	US$ •	US$ •

Notes:

(1)
In consideration for the services rendered by the Underwriters in connection with the Offering, the Selling Shareholder has agreed to pay the Underwriters a cash commission equal to 4% (the "Underwriters' Fee") of the gross proceeds of the Offering (including, for greater certainty, on any exercise of the Over-Allotment Option (as defined herein)). See "Plan of Distribution".

(2)
The Selling Shareholder has granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable in whole or in part in the sole discretion of the Underwriters at any time on or prior to the 30th day from and including the Closing Date (as defined below), to purchase up to    •    Common Shares (the "Over-Allotment Shares"), at the Offering Price, to cover overallocations, if any, and for market stabilization purposes. The grant of the Over-Allotment Option is qualified by this Prospectus Supplement. The Over-Allotment Option may be exercised by the Underwriters to acquire Over-Allotment Shares at a price of US$    •    per Over-Allotment Share. A person who acquires securities forming part of the Underwriters' over-allocation position acquires those securities under this Prospectus Supplement regardless of whether the Underwriters' over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full for Over-Allotment Shares, the total price to the public, Underwriters' Fee and net proceeds to the Selling Shareholder (before payment of the expenses of the Offering) will be US$    •    , US$    •    and US$    •    , respectively. See "Plan of Distribution" and the table below.

(3)
After deducting the Underwriters' Fee but before deducting the expenses of the Offering estimated to be US$    •    . The Underwriters' Fee and all of the Company's expenses incurred in connection with the Offering will be paid by the Selling Shareholder from the proceeds of the Offering. See "Plan of Distribution" and "Selling Shareholder".

(4)
Assuming no exercise of the Over-Allotment Option.

The following table sets forth certain terms of the Over-Allotment Option, including the maximum size, the exercise period and the exercise price:

Underwriters' Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price(1)
Over-Allotment Option	• Over-Allotment Shares	At any time up to 30 days after the Closing Date	US$ • per Over-Allotment Share

Note:

(1)
The Selling Shareholder has agreed to sell the Over-Allotment Shares to the Underwriters for an amount equal to the Offering Price and pay the Underwriters an amount equal to the Underwriters' Fee per Over-Allotment Share sold pursuant to this Prospectus Supplement. See "Plan of Distribution".

Unless the context otherwise requires, all references to the "Offering" and the "Offered Shares" in this Prospectus Supplement shall include the Over-Allotment Option and the Over-Allotment Shares. A purchaser who acquires Offered Shares forming part of the Over-Allotment Option acquires such Offered Shares under this Prospectus Supplement regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made commercially reasonable efforts to sell all of the Offered Shares qualified by this Prospectus Supplement at the Offering Price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers of Offered Shares is less than the gross proceeds to be paid by the Underwriters to the Selling Shareholder. However, in no event will the Selling Shareholder receive less than net proceeds of US$    •    per Offered Share (before expenses of the Offering). Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when sold by the Selling Shareholder and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters relating to the Offering on behalf of the Company by Blake, Cassels & Graydon LLP and Davis Graham & Stubbs LLP, on behalf of the Selling Shareholder by Borden Ladner Gervais LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered Shares will be delivered under the book based system through CDS Clearing and Depository Services Inc. ("CDS") or its nominee and deposited in registered or electronic form with CDS on the closing of the Offering, which is expected to be on    •    , 2020 or such other date as may be agreed upon by the Company, the Selling Shareholder and the Underwriters (the "Closing Date"). A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

This Offering is made by a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. Purchasers of the Offered Shares should be aware that such requirements are different from those of the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS"), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Purchasers of the Offered Shares should be aware that the acquisition of the Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for purchasers who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein. Purchasers of the Offered Shares should read the tax discussion contained in this Prospectus Supplement with respect to the Offered Shares and consult their own tax advisors. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations".

The enforcement by investors of civil liabilities under United States ("US") federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors are not residents of the United States, that some or all of the Underwriters or experts named herein are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States. See "Enforceability of Civil Liabilities" in the Prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE OFFERED SHARES NOR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

An investment in the Offered Shares is highly speculative and involves a high degree of risk, and should only be made by persons who can afford the total loss of their investment. The risk factors included or incorporated by reference in this Prospectus Supplement should be carefully reviewed and considered by purchasers in connection with an investment in the Offered Shares. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in this Prospectus Supplement and in the AIF (as defined herein), which is available electronically on SEDAR (as defined herein) at www.sedar.com.

Our head office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. Our registered and records office is at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.

Daniel O'Flaherty, Chief Executive Officer of the Company, Doug Ward, Vice President Technical Services of the Company, and Blake Rhodes, a director of the Company, each reside outside of Canada. Messrs. O'Flaherty, Ward and Rhodes have each appointed Blakes Vancouver Services Inc., Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada as the agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See "Agent for Service of Process".

Investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement (including the accompanying Prospectus) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

In connection with the Offering, the Company may be considered to be a "connected issuer" within the meaning of National Instrument 33-105 — Underwriting Conflicts ("NI 33-105") to each of     •    ,    •    and    •    . Affiliates of each of the aforementioned Underwriters are lenders to the Company pursuant to the Company's US$120 million revolving credit facility (the "Revolving Credit Facility"). See "Relationship between the Company and Certain of the Underwriters".

In connection with the Offering, the Selling Shareholder may be considered to be a "connected issuer" within the meaning of NI 33-105 to each of     •    ,    •    ,    •    and    •    . Affiliates of each of the aforementioned Underwriters are lenders to the Selling Shareholder pursuant to the Selling Shareholder's US$500 million revolving credit facility (the "Selling Shareholder Revolving Credit Facility"). See "Relationship between the Selling Shareholder and Certain of the Underwriters".

ABOUT THIS PROSPECTUS

        This document is in two parts. The first part is the Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the Prospectus and the documents incorporated by reference therein. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering.

        You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus and on the other information included in the registration statement of which this Prospectus Supplement and the Prospectus forms a part. None of the Company, the Selling Shareholder or any of the Underwriters have authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The Offered Shares covered hereby may be offered only in the jurisdictions where such offers are permitted and the Offered Shares may not be offered or sold in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus Supplement and the Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and Prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

        Market data and certain industry forecasts used in this Prospectus Supplement and Prospectus, and the documents incorporated by reference in this Prospectus Supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

        In this Prospectus Supplement and Prospectus, unless otherwise indicated, all dollar amounts referenced are expressed in Canadian dollars. References to "$" are to Canadian dollars and references to "US$" are to United States dollars. See "Financial and Exchange Rate Information". Effective January 1, 2020, the Company elected to change its presentation currency from Canadian dollars to United States dollars. The change in presentation currency is to better reflect the Company's business activities and to improve investors' ability to compare the Company's financial results with other publicly traded precious metals royalty and streaming companies. The Company applied the change to US dollar presentation currency retrospectively and restated the comparative financial information as if the presentation currency had always been the Company's presentation currency.

        In this Prospectus Supplement and the accompanying Prospectus, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Maverix" or the "Company", refer to Maverix Metals Inc. together with our subsidiaries.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING
DISCLOSURE REQUIREMENTS AND ESTIMATES OF MEASURED, INDICATED AND
INFERRED MINERAL RESOURCES

        We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

        Technical disclosure regarding the properties on which Maverix holds Royalty, Stream or other interests included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of US securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Classification System.

        Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and resource information contained or incorporated by reference in this Prospectus Supplement may not be comparable to similar information disclosed by US companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under US standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not "reserves" should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserves estimates included herein and in the documents incorporated herein by reference may not qualify as "reserves" under SEC standards. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by US standards in documents filed with the SEC.

        US investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under reporting standards in Canada differ in certain respects from the standards of the SEC. Accordingly, information concerning mineral deposits set forth herein and in the documents incorporated herein by reference may not be comparable with information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein, contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws. Forward-looking information is provided as of the date of this Prospectus Supplement and the Company does not intend and does not assume any obligation to update this forward-looking information, except as required by applicable law.

        Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Maverix as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Maverix to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general global business and economic conditions; the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of novel coronavirus ("COVID-19"), on Maverix's business, operations and financial condition; changes in commodity prices underlying Maverix's Royalty (as defined below), Stream (as defined below) and other interests; the absence of control over mining operations from which Maverix will purchase precious metals or from which it will receive Stream or Royalty payments; variations in foreign exchange rates; volatility in the market price of the Common Shares; potential delays in receiving or failing to receive payments; reliance on third party reporting; disclosure regarding operations being restricted by confidentiality obligations; strategies for acquisitions, including whether proposed business transactions will benefit Maverix; cash flow risk; changes in material assets; dependence on key personnel; competition; project operators respecting contractual obligations; concentration of share ownership; conflicts of interest; availability of future financing and the impact of future securities issuances on the price of Maverix's securities; litigation affecting properties; the impact of changes in tax laws; the Company's status as a passive foreign investment company (a "PFIC"); failure to maintain adequate internal control over financial reporting; information systems and cyber security risks; risks related to mines and mining operations, including risks applicable to owners and operators of properties in which Maverix holds an interest and risks related to public health crises, including COVID-19; risks applicable to operations and properties in foreign jurisdictions, including political instability, expropriation, crime and violence; exploration, development and operation risks; industry conditions, including commodity price fluctuations; environmental risks; government and environmental regulation; infrastructure; dependence on operators' employees; accuracy of mineral resource and mineral reserve estimates; depleted mineral reserve replacement; relations with employees; uninsured risks; land title defects; international interests; permitting; construction and development risks; and indigenous interest in land; the volatility of the price of Maverix's securities; the impact of future sales or issuances of debt or equity securities; risks related to the Company's dividend policy; liquidity; enforcement of civil judgments; as well as those factors discussed in the section entitled "Risk Factors" in our annual information form for the fiscal year ended December 31, 2019, dated as of March 23, 2020 ("AIF"), and incorporated by reference herein.

        Forward-looking information in this Prospectus Supplement, or incorporated by reference herein, includes, among other things, disclosure regarding the gold and other metal purchase agreements ("Streams" and each individually a "Stream") of Maverix, royalty payments to be paid to Maverix by property owners or operators of mining projects pursuant to net smelter returns royalty, gross revenue royalty, or other royalty agreements ("Royalties" and individually a "Royalty"), the future outlook of Maverix and the mineral reserves and resource estimates for the La Colorada mine (the "La Colorada Mine") and the Hope Bay mine (the "Hope Bay Mine") (discussed and disclosed in this Prospectus Supplement). Forward looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including but not limited to the continuation of mining operations from which Maverix will purchase precious or other metals or in respect of which Maverix will receive Royalty payments, that commodity prices will not experience a material adverse change, mining operations that underlie the Streams or Royalties will operate in accordance with disclosed parameters, that owners and operators of properties in which Maverix holds an interest who have had their operations affected by COVID-19 will restart operations based on their currently disclosed timetables, and such other assumptions as may be set out herein. Documents incorporated by reference also include forward-looking information with respect to, among other things, the Company's corporate development and strategy.

        Although Maverix has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada, or with the SEC. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Maverix at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada, telephone: (604) 343-6225 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System ("EDGAR"), at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set forth herein.

        As of the date of this Prospectus Supplement, our disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces Canada, other than Québec, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Prospectus:

  •
  our AIF;

  •
  our audited annual consolidated financial statements for the years ended December 31, 2019 and 2018;

  •
  our management's discussion and analysis of our results of operations and financial position for the year ended December 31, 2019 (the "Annual MD&A");

  •
  our unaudited consolidated interim financial statements for the three months ended March 31, 2020 and 2019;

  •
  our management's discussion and analysis of our results of operations and financial position for the three months ended March 31, 2020 (the "Interim MD&A");

  •
  our management information circular dated April 4, 2019 in respect of the annual general and special meeting of shareholders of the Company held on May 14, 2019;

  •
  our management information circular dated May 11, 2020 in respect of the annual general meeting of shareholders of the Company to be held on June 30, 2020; and

  •
  the template version of the marketing materials related to the Offering and filed on May 28, 2020 (the "Marketing Materials").

        Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by the Company with a securities commission or similar authority in any province of Canada, other than Québec, after the date of this Prospectus Supplement and prior to the completion or termination of the Offering shall be deemed incorporated by reference into the Prospectus for the purposes of the Offering. Documents referenced in any of the documents incorporated by reference in this Prospectus Supplement, but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement, are not incorporated by reference in this Prospectus Supplement.

        In addition, any future document or information that the Company files with, or furnishes to, the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the US Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this Prospectus Supplement and before the termination of the Offering, will be deemed to be incorporated by reference in the registration statement of which this Prospectus Supplement and Prospectus form a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

        Any statement contained in the Prospectus, in this Prospectus Supplement or in any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus for the purpose of this Offering shall be deemed to be modified or superseded, for purposes of the Prospectus and this Prospectus Supplement, to the extent that a statement contained herein or in the Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, the Prospectus or the documents incorporated by reference herein or therein, except as so modified or superseded.

        References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and Prospectus, and we disclaim any such incorporation by reference.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) powers of attorney from our directors and officers included on the signature pages of the registration statement; (iii) the consents of KPMG LLP and Doug Ward, B.Sc. Mining, Engineering, MMSA and Vice President Technical Services; (iv) the consent of each "qualified person" for the purposes of NI 43-101 listed on the Exhibit Index of the registration statement; and (v) the Underwriting Agreement.

MARKETING MATERIALS

        The Marketing Materials are not part of this Prospectus Supplement and the Prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this Prospectus Supplement or any amendment. Any "template version" of "marketing materials" (each as defined in National Instrument 41-101 — General Prospectus Requirements) filed with the securities commission or similar authority in each of the provinces of Canada, other than Québec, in connection with the Offering after the date hereof but prior to the termination of the distribution of the Offered Shares under this Prospectus Supplement (including any amendments to, or an amended version of, the marketing materials) is deemed to be incorporated by reference herein.

TECHNICAL AND THIRD-PARTY INFORMATION

        Except where otherwise stated, the disclosure in the documents incorporated by reference relating to properties and operations on the properties in which the Company holds Royalty, Stream or other interests, and included in the Company's AIF in the sections entitled "Material Assets — La Colorada Mine, Mexico" and "Material Assets — Hope Bay Mine, Canada" and as supplemented below under the heading "Recent Developments", is based on information publicly disclosed by the owners or operators of those properties and information/data available in the public domain as at the date hereof or of (or as specified in) the documents incorporated by reference herein, as applicable, and none of this information has been independently verified by the Company. Specifically, as a Royalty or Stream holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Company is dependent on (i) the operators of the properties and their qualified persons to provide information to the Company, or (ii) on publicly available information, to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Company's Royalty, Stream or other interest. The Company's Royalty, Stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

        The Company considers its Stream interest in the La Colorada Mine and its Royalty interests in the Hope Bay Mine to be its only material mineral properties for the purposes of NI 43-101. Information incorporated by reference herein with respect to the La Colorada Mine and the Hope Bay Mine and as supplemented below under the heading "Recent Developments" has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

        Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for the Company, and a "Qualified Person" under NI 43-101 has reviewed and approved the scientific and technical disclosure contained in this Prospectus Supplement, the AIF, the Annual MD&A and the Interim MD&A.

EXCHANGE RATE INFORMATION

        The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the periods indicated; (ii) the high and low exchange rates during each period; and (iii) the average exchange rates in effect during each period, in each case, as identified or calculated from the Bank of Canada rate in effect on each trading day during the relevant period. These rates are expressed as US dollars per C$1.00.

	Year Ended December 31,			Three Months Ended March 31,
	2019	2018	2017	2020	2019	2018
High for period	0.7699	0.8138	0.8245	0.7710	0.7637	0.8138
Low for period	0.7353	0.7330	0.7276	0.6898	0.7353	0.7641
Average for period	0.7537	0.7721	0.7708	0.7443	0.7522	0.7907
Rate at end of period	0.7699	0.7330	0.7971	0.7049	0.7498	0.7747

        On May 27, 2020, the exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7257 (US$1.00 = C$1.3780).

THE COMPANY

        The following description of the Company does not contain all of the information about the Company and its properties and business that you should consider before investing in the Offered Shares. You should carefully read the entire Prospectus Supplement and the Prospectus, including the sections titled "Risk Factors", as well as the documents incorporated by reference herein and therein before making an investment decision.

        Maverix is a precious metal royalty and streaming company that generates its revenue primarily from Royalties and Streams. Maverix does not conduct active mining operations. Maverix currently has a portfolio of over 100 Royalties and Streams. Maverix is a Canadian publicly listed company and its Common Shares are listed for trading on the TSX and on the NYSE American, both under the symbol "MMX".

        Royalty interests are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project. Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine's production for the life of mine or a specified time period.

        The Company's business strategy is to acquire existing Royalty and Stream interests, or to finance production or development stage projects in exchange for Royalty or Stream interests. In the ordinary course of business, Maverix engages in a continual review of opportunities to acquire existing Royalty or Stream interests, to establish new Royalties or Streams on operating mines, to create new Royalty or Stream interests through the financing of mine development or exploration, or to acquire companies that hold Royalty and Stream interests.

        Maverix was incorporated under the Canada Business Corporations Act ("CBCA") on September 5, 2008 as "MacMillan Minerals Inc." On July 11, 2016 Maverix completed a statutory plan of arrangement under the CBCA (the "Arrangement"), which involved, among other things, the acquisition of a portfolio of precious metal Streams, Royalties, and purchase agreements from Pan American. In conjunction with the Arrangement, Maverix subsequently changed its name from "MacMillan Minerals Inc." to "Maverix Metals Inc.".

        The Company's head office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company's registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.

        The Company has two principal wholly-owned subsidiaries, being Maverix Metals (Australia) Pty. Ltd., incorporated under the laws of Australia, and Maverix Metals (Nevada) Inc., incorporated under the laws of the State of Nevada in the United States of America.

 RECENT DEVELOPMENTS

COVID-19

        The Company continues to monitor and assess the potential impacts of COVID-19 on its employees and business. At this time, all employees continue to work remotely. The Company is closely monitoring the impact of the COVID-19 pandemic on its portfolio of assets.

        The Company is aware of one Stream and one Royalty (the Stream on the La Colorada Mine and the Royalty on the San Jose mine (the "San Jose Mine")) where the underlying mining operations were temporarily suspended due to the restrictions imposed by the Government of Mexico in response to COVID-19. On March 30, 2020, the Mexican General Health Council declared a national health emergency and, on March 31, 2020, the Federal Health Ministry of Mexico issued extraordinary measures due to COVID-19 which resulted in the suspension of mining operations at the La Colorada Mine and the San Jose Mine as of April 1, 2020. As part of the phased re-start of economic activities in Mexico, the Government of Mexico declared mining an essential industry on May 13, 2020 and also permitted the gradual re-start of mining operations beginning on May 18, 2020, in municipalities where there are no COVID-19 cases and which do not border municipalities with COVID-19 cases. The Government of Mexico has indicated the phased re-start of mining operations will be permitted in all municipalities as of June 1, 2020. However, among other things, the re-start will be dependent on developing acceptable protocols and plans for sanitary measures, training of personnel for safety in the workplace, readjustment of spaces and production processes for physical distancing, as well as the implementation of entrance restrictions, sanitation and hygiene in the workplace, as determined and required by the Ministry of Health in Mexico. Notwithstanding the current governmental strategy for re-start, the situation remains dynamic and may change. On May 6, 2020 Pan American announced that it was developing plans to restart the La Colorada Mine pending local authorizations and acceptance. On May 26, 2020, Fortuna Silver Mines Inc. announced that the Government of Mexico had granted approval to re-start operations at the San Jose Mine and that production had officially resumed at a nameplate capacity of 3,000 tonnes per day.

        The evolving and unpredictable impacts of the COVID-19 pandemic resulted in the Company withdrawing its 2020 attributable gold equivalent ounce guidance on March 24, 2020. Maverix will continue to monitor the situation closely and update the market as additional information becomes available.

Corporate and Other Operational Updates

        On December 1, 2019 the Company entered into an agreement with Kinross Gold Corporation ("Kinross") to acquire a portfolio of over 20 precious metals royalties in consideration for the issuance of 11.2 million Common Shares and a cash payment of US$25 million to Kinross (collectively, the "Kinross Transaction"). The Kinross Transaction completed on December 19, 2019. The Company used existing cash on hand and the Revolving Credit Facility to fund the cash payment. As part of the Kinross Transaction, Kinross and Maverix entered into an investor agreement dated December 19, 2019, pursuant to which, among other things, Kinross received certain anti-dilution rights in respect of future equity financings of Maverix and Maverix will receive the opportunity to make an offer to acquire certain Streams or Royalties that Kinross may issue or sell in the future.

        Certain Royalties acquired from Kinross as part of the Kinross Transaction were subject to restrictions on transfer. On January 13, 2020, the Company announced that Brett Resources Inc., a subsidiary of Agnico Eagle Mines Limited (collectively "Agnico Eagle"), exercised its right of first refusal ("ROFR") on the sale of the 2% net smelter return Royalty on the Hammond Reef project located in Ontario, Canada, in accordance with the terms of the royalty agreement between Agnico Eagle and Kinross. As a result of the ROFR exercise, Maverix received a cash payment of US$12 million from Agnico Eagle. The Company concurrently announced that all other restrictions on transfer on Royalties sold to the Company pursuant to the Kinross Transaction had expired and Maverix had completed the acquisition of those Royalties.

        On March 5, 2020, the Company declared a quarterly cash dividend of US$0.01 per Common Share, which was paid to shareholders of record as of the close of business on March 31, 2020.

        On April 27, 2020, Ascendant Resources Inc. ("Ascendant") announced that it had completed the sale of its wholly-owned subsidiary, American Pacific Honduras S.A. de C.V, the 100% owner of the El Mochito zinc mine ("El Mochito"), to Kirungu Corporation. Maverix continues to hold a 22.5% Stream over silver produced from El Mochito.

        On May 15, 2020, the Company declared a quarterly cash dividend of US$0.01 per Common Share, which will be paid on or about July 15, 2020, to shareholders of record as of the close of business on June 30, 2020.

La Colorada Mine, Mexico

        As further discussed above under "Recent Developments — COVID 19", Pan American has temporarily suspended operations at the La Colorada Mine. On March 6, 2020, Pan American released a revised technical report on the La Colorada Mine entitled "Technical Report for the La Colorada Property, Zacatecas, Mexico" with an effective date of December 31, 2019 (the "PAS Technical Report"). The mineral resource and reserve estimates for the La Colorada Mine as disclosed in the PAS Technical Report are set forth below.

Mineral Resource Estimate

        A summary of the mineral resource estimate effective as of December 31, 2019 and as set forth in the PAS Technical Report, is presented in the table below.

Classification	Tonnes Mt	Ag ppm	Au ppm	Cu %	Pb %	Zn %	Ag Moz	Au koz	Cu kt	Pb kt	Zn kt
Measured	0.5	229	0.24	0.00	0.65	1.16	3.8	4.0	0.0	3.3	5.9
Indicated	1.6	185	0.15	0.00	0.56	1.16	9.6	7.8	0.0	9.0	18.7
Measured + Indicated	2.1	196	0.17	0.00	0.58	1.16	13.4	11.8	0.0	12.3	24.7
Inferred	5.0	190	0.16	0.00	2.16	4.28	30.6	25.3	0.0	107.8	214.1
Inferred skarn	72.5	44	0.00	0.17	2.02	4.40	101.6	0.0	120.8	1,1465.4	3,190.6

Notes:

(1)
Totals may not add up due to rounding.

(2)
Metal prices used for the mineral resource estimate were US$17 per ounce of silver, US$1,300 per ounce of gold, US$2,100 per tonne of lead, and US$2,500 per tonne of zinc, except for the skarn deposit, where metal prices of US$18.50 per ounce of silver, US$6,500 per tonne of copper, US$2,200 per tonne of lead, and US$2,600 per tonne of zinc were used.

(3)
At the skarn deposit, a cut-off value of US$60 per tonne, which used metallurgical recoveries of 91% silver, 90% lead, 85% zinc, and 38% copper, was used to tabulate resources.

(4)
Mineral resources are in addition to mineral reserves.

(5)
Mineral resources do not have demonstrated economic viability.

Mineral Reserve Estimate

        A summary of the mineral reserve estimate effective as of December 31, 2019 and as set forth in the PAS Technical Report, is presented in the table below.

Classification	Tonnes Mt	Ag ppm	Au ppm	Pb %	Zn %	Ag Moz	Au koz	Pb kt	Zn kt
Proven	3.7	395	0.33	1.72	3.11	47.3	39.1	64.2	115.9
Probable	5.3	287	0.26	1.35	2.44	49.1	44.0	71.7	130.1
Proven + Probable	9.0	331	0.29	1.50	2.72	96.4	83.1	135.8	246.0

Notes:

(1)
Totals may not add up due to rounding.

(2)
Metal prices used for the mineral reserve estimate were US$17 per ounce of silver, US$1,300 per ounce of gold, US$2,100 per tonne of lead, and US$2,500 per tonne of zinc.

Capital and Operating Costs

        In 2019, total capital additions at the La Colorada Mine were approximately US$20.8 million, with US$11.1 million invested in expenditures related to the expansion activities, including exploration on the new skarn mineralization.

Hope Bay Mine, Canada

        The Company holds a Royalty interest on the Hope Bay Mine owned by TMAC Resources Inc. ("TMAC"), comprised of a 1% net smelter returns royalty and an additional 1.5% (but currently 1.75% pending registration of the additional 1.5% on title) net smelter returns Royalty (the "Additional Royalty") acquired in August 2019. On May 8, 2020, TMAC announced that it had entered into a definitive agreement (the "Arrangement Agreement") to be acquired by Shandong Gold Mining Co. Ltd. ("Shandong"). Under the terms of the Additional Royalty, TMAC is entitled to repurchase the Additional Royalty for US$50 million upon a change of control of TMAC. The transaction contemplated by the Arrangement Agreement constitutes such a change of control of TMAC. In connection with the execution of the Arrangement Agreement, the Company entered into a deferral letter agreement with TMAC (the "Deferral Agreement") pursuant to which the Company agreed to defer the payments due under the Additional Royalty until the earlier of: (i) the completion of the transactions contemplated by the Arrangement Agreement; (ii) the termination of the Arrangement Agreement; or (iii) the outside date as specified in the Arrangement Agreement. The Royalty payments deferred pursuant to the Deferral Agreement are due upon the closing of the transaction contemplated by the Arrangement Agreement or 15 days following the termination of the Arrangement Agreement and such deferred payments bear interest at a rate of USD Libor plus 6.5%.

        On March 30, 2020, TMAC announced it would be scaling down operations at the Hope Bay Mine in response to COVID-19, but expected to have sufficient material from its stockpiles and limited mine production to run the processing plant for eight to ten weeks. TMAC subsequently announced on May 12, 2020, that it expected to be able to run the processing plant until mid-June 2020. TMAC has also disclosed that if the risk of COVID-19 continued, it may execute a controlled transition into temporary care and maintenance for the Hope Bay Mine.

        On March 30, 2020, TMAC announced the results of a pre-feasibility study for the Hope Bay Mine as outlined in the technical report entitled "NI 43-101 Technical Report on the Hope Bay Property, Nunavut, Canada" dated March 30, 2020 with an effective date of January 1, 2020 (the "TMAC Technical Report"). The TMAC Technical Report identified key risks associated with the technical and costs assumptions made in the TMAC Technical Report. These key risks include, but are not limited to, groundwater quantity in talik ore zones, ground conditions outside permafrost, throughput and gold recovery, and sealift logistics to ensure delivery of materials and supplies. With respect to groundwater quantity, while conducting initial underground delineation diamond drilling in the Doris Central zone in the first two months of 2020, TMAC encountered groundwater of a high enough pressure and flowrate to warrant suspension of development in this zone and re-evaluation of the development strategy. The size and extent of the water bearing structures relative to the orebody is not yet known. On May 12, 2020, TMAC announced that the groundwater had led to the suspension of development of the Doris Central zone but that other mining operations around the Doris deposit remain unaffected by the groundwater. TMAC concurrently announced that the implementation of a grouting program to mitigate the impact of water inflow had resulted in dewatering of a majority of the affected area.

        The TMAC Technical Report included an updated mineral reserve and mineral resource estimate as set forth below.

Mineral Resource Estimate

        A summary of the mineral resource estimate, inclusive of mineral reserves, effective as of December 31, 2019 and as set forth in the TMAC Technical Report, is presented in the table below.

	Ore Tonnes (kt)	Gold Grade (g/t)	Gold Ounces (koz)
Measured
Doris	240	11.0	85
Madrid North	—	—	—
Suluk	—	—	—
Madrid South	—	—	—
Boston	1,330	9.3	397

Total	1,570	9.5	481

	Ore Tonnes (kt)	Gold Grade (g/t)	Gold Ounces (koz)
Indicated
Doris	1,726	9.0	499
Madrid North	10,761	6.6	2,273
Suluk	3,670	7.2	851
Madrid South	648	14.0	292
Boston	3,441	7.0	776

Total	20,246	7.2	4,691

Measured and Indicated
Doris	1,966	9.2	584
Madrid North	10,761	6.6	2,273
Suluk	3,670	7.2	851
Madrid South	648	14.0	292
Boston	4,771	7.6	1,173

Total	21,816	7.4	5,173

Inferred
Doris	1,750	7.1	399
Madrid North	1,113	5.3	190
Suluk	4,339	5.7	792
Madrid South	662	7.1	152
Boston	3,053	6.1	594

Total	10,917	6.1	2,127

Notes:

(1)
CIM definitions were followed for mineral resources.

(2)
Mineral resources are inclusive of those mineral resources converted to mineral reserves and are in-situ resources excluding stockpiles.

(3)
Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4)
The mineral resources for each individual deposit were defined utilizing a block cut-off grade of 3.5 g/t.

(5)
All mineral resources are estimated using an average long-term gold price of US$1,500 per ounce, and a US$/C$ exchange rate of 0.75.

(6)
A 50-m crown pillar allowance was applied to mineral resources located below lakes where applicable.

(7)
A minimum intercept width of 1.5 m was applied to the mineral resource modelling.

(8)
Ore density was calculated using the geological block model density field.

(9)
Numbers may not add due to rounding.

Mineral Reserve Estimate

        A summary of the mineral reserve estimate effective as of December 31, 2019 and as set forth in the TMAC Technical Report, is presented in the table below.

	Ore Tonnes (kt)	Gold Grade (g/t)	Gold Ounces (koz)
Proven
Stockpiles	99	4.1	13

Total	99	4.1	13

	Ore Tonnes (kt)	Gold Grade (g/t)	Gold Ounces (koz)
Probable
Doris	1,194	8.4	321
Madrid North Underground	7,525	6.1	1,466
Madrid North Pit	212	5.7	39

Madrid North Subtotal	7,737	6.1	1,505
Suluk	3,703	5.8	695
Madrid South	842	9.1	245
Boston	3,306	7.2	766

Total	16,782	6.5	3,532

Proven and Probable
Stockpiles	99	4.1	13
Doris	1,194	8.4	321
Madrid North Underground	7,525	6.1	1,466
Madrid North Pit	212	5.7	39

Madrid North Subtotal	7,737	6.1	1,505
Suluk	3,703	5.8	695
Madrid South	842	9.1	245
Boston	3,306	7.2	766

Total	16,881	6.5	3,545

Notes:

(1)
CIM definitions were followed for the statement of mineral reserves.

(2)
The mineral reserves for individual deposits were estimated using the following cut-off grades;

a.
4.0 g/t gold for longhole stopes;

b.
3.0 g/t gold for incremental development ore required for mining; and

c.
2.0 g/t gold for the Madrid North crown pillar surface mining

(3)
All mineral reserves are estimated using an average long-term gold price of US$1,325 per ounce and a US$/C$ exchange rate of 0.75.

(4)
A 50-m crown pillar allowance was applied to mineral reserves located below lakes where applicable.

(5)
Numbers may not add due to rounding.

USE OF PROCEEDS

        The proceeds from the sale or other disposition of the Offered Shares covered by this Prospectus Supplement are solely for the account of the Selling Shareholder. Accordingly, we will not receive any proceeds from the sale or other disposition of the Offered Shares by the Selling Shareholder.

        The estimated net proceeds of the Offering to the Selling Shareholder will be US$    •    , after deducting the aggregate Underwriters' Fee in the amount of US$    •    and before deducting the expenses of the Offering, which are estimated to be US$    •    . If the Over-Allotment Option is exercised in full, the total net proceeds to the Selling Shareholder, after deducting the Underwriters' Fee in respect of the Over-Allotment Option, and before deducting the expenses of the Offering, will be US$    •    . In accordance with the Shareholder Agreement, the Selling Shareholder has agreed to pay all of the Company's expenses incurred in connection with the Offering.

 CONSOLIDATED CAPITALIZATION

        Other than the drawdown of US$10 million on April 8, 2020 under the Revolving Credit Facility, there have been no material changes in our share and loan capital, on a consolidated basis, since March 31, 2020, the date of the Company's most recent interim financial statements.

        Information relating to any issuances of our Common Shares within the previous 12-month period is provided below under the heading "Prior Sales".

PRIOR SALES

        Other than as described below, during the 12-month period before the date of this Prospectus Supplement, the Company has not issued any other Common Shares or securities that are convertible into Common Shares.

Date of Issuance	Type of Security Issued	Number of Securities		Price/Exercise Price per Security
March 10, 2020	Common Shares	9,240		C$	5.17
March 10, 2020	Stock options	923,255		C$	5.17
March 10, 2020	Restricted share units	74,300		C$	5.17
December 19, 2019	Common Shares	11,228,674	(1)	US$	4.36
December 12, 2019	Restricted share units	64,322		C$	5.83
December 12, 2019	Stock options	268,313		C$	5.83
August 9, 2019	Stock options	50,000		C$	6.48
August 9, 2019	Common Shares	17,500		C$	6.48
July 3, 2019	Restricted share units	32,705		C$	5.81

Note:

(1)
Issued to Kinross in connection with the Kinross Transaction (see "Recent Developments").

 TRADING PRICE AND VOLUME

        The Company's Common Shares are listed and posted for trading on the TSX and the NYSE American under the symbol "MMX". The Company graduated to the TSX from the TSX Venture Exchange ("TSXV") on June 25, 2019 and was first listed and posted for trading on the NYSE American on June 25, 2019.

        The following table sets forth the reported intraday high and low prices in C$ and the trading volume for the Common Shares as reported on the TSX and TSXV and the intraday high and low prices in US$ and the trading volume for the Common Shares as reported on the NYSE American for the 12-month period prior to the date of this Prospectus Supplement.

		TSX/TSXV		NYSE AMERICAN
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	(US$)	(US$)	(#)
2019
May	5.50	4.94	181,203
June(1)(2)	6.20	5.36	1,028,154	4.74	3.992	76,813
July	6.85	5.49	446,861	5.27	4.21	304,060
August	6.96	5.91	712,685	5.5	4.55	416,597
September	6.89	5.35	535,154	5.42	4.05	339,360
October	5.99	4.94	531,592	4.6298	3.8	474,661
November	6.22	4.94	1,172,049	4.99	3.76	1,460,564
December	6.75	5.56	2,095,318	5.22	4.22	2,039,335
2020
January	7.30	6.49	1,707,477	5.72	4.96	1,963,507
February	7.14	5.10	1,639,173	5.33	3.7801	1,802,170
March	6.14	3.10	1,935,385	4.60	2.51	3,252,071
April	6.46	4.45	1,116,294	4.71	3.15	2,230,185
May (1-27)	7.33	5.80	1,741,648	5.34	4.12	2,994,027

Notes:

(1)
MMX graduated to the TSX on June 25, 2019.

(2)
MMX was first listed and posted for trading on the NYSE American at the opening on June 25, 2019.

DESCRIPTION OF SHARE CAPITAL

        The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares in the capital of the Company. As of May 28, 2020, there were 119,759,804 Common Shares and no preference shares issued and outstanding. In addition, as of the date of this Prospectus Supplement, there were 4,578,624 Common Shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of C$3.77, 18,250,000 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants at a weighted average exercise price of C$2.41 and 171,327 Common Shares issuable upon the conversion of outstanding restricted share units. For a general description of the Company's share capital, including the terms of the Common Shares, see "Description of Share Capital" in the Prospectus and the documents incorporated by reference in this Prospectus Supplement together with the Prospectus.

 SELLING SHAREHOLDER

        The following table sets forth certain information regarding the ownership of Common Shares of the Selling Shareholder as of the date of this Prospectus Supplement, before and after the completion of the Offering (assuming no exercise of the Over-Allotment Option).

	Common Shares Owned Before Giving Effect to the Offering				Common Shares to be sold Pursuant to the Offering	Common Shares Owned After Giving Effect to the Offering
Name	Number		% of Class		Number	Number		% of Class
Pan American Silver Corp.(1)	27,583,500	(2)	23.03%	(3)	•	•	(4)	•%	(5)(6)

Notes:

(1)
The Selling Shareholder holds 8,250,000 common share purchase warrants (the "PAS Warrants"). The Selling Shareholder holds the PAS Warrants for investment purposes and may from time to time increase its ownership of Common Shares through the exercise of the PAS Warrants.

(2)
The Selling Shareholder is the beneficial holder of its Common Shares. As at March 31, 2020, an exchange traded fund business unit over which Van Eck Associates Corporation ("VEAC") has investment authority held 24,494,361 common shares of the Selling Shareholder, representing a security holding percentage of approximately 11.66% of the Selling Shareholder's total issued and outstanding common shares. VAEC has no basis for influence over the Selling Shareholder other than these shareholdings.

(3)
On a fully-diluted basis, assuming the exercise in full of the Company's outstanding convertible securities, approximately 25.1% of the total issued and outstanding Common Shares.

(4)
Assumes the Selling Shareholder has exercised the PAS Warrants. The Selling Shareholder has informed the Company of its intention to exercise the PAS Warrants upon closing of the Offering.

(5)
On a fully-diluted basis, assuming the exercise in full of the Company's outstanding convertible securities, approximately     •    % of the total issued and outstanding Common Shares.

(6)
If the Offering is completed and the Underwriters exercise the Over-Allotment Option in full, the Selling Shareholder will sell to the Underwriters an aggregate of    •    Offered Shares in this Offering and the number of Common Shares owned by Selling Shareholder immediately following this Offering will be     •    , representing approximately    •    % of the total issued and outstanding Common Shares.

PLAN OF DISTRIBUTION

        Pursuant to the Underwriting Agreement among the Company, the Selling Shareholder and the Underwriters, the Selling Shareholder has agreed to sell and the Underwriters have agreed severally, and not jointly or jointly and severally, to purchase or arrange for the purchase, on the Closing Date, of an aggregate of     •    Offered Shares at the Offering Price for gross proceeds of US$    •    payable in cash to the Selling Shareholder against delivery of the Offered Shares, subject to the terms and conditions of the Underwriting Agreement. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of "disaster out", "regulatory out", "material change out" and "breach out" provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

        The Offering Price was determined by arm's length negotiation between the Selling Shareholder and the Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares. The Selling Shareholder has also granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters for a period of 30 days from and including the Closing Date, to purchase up to    •    Over-Allotment Shares to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercisable by the Underwriters to acquire Over-Allotment Shares at a price of US$    •    per Over-Allotment Share. If the Over-Allotment Option is exercised in full, the total price to the public will be US$    •    , the total Underwriters' Fee will be US$    •    , and the net proceeds to the Selling Shareholder, before payment of the expenses of the Offering, will be US$    •    . This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares to be sold upon exercise of the Over-Allotment Option. A purchaser who acquires securities forming part of the Underwriters' over-allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See "Selling Shareholder".

        In consideration for the services provided by the Underwriters in connection with the Offering and pursuant to the terms of the Underwriting Agreement, the Selling Shareholder has agreed to pay the Underwriters the Underwriters' Fee, equal to 4% of the aggregate gross proceeds of the Offering (including in respect of any exercise of the Over- Allotment Option). The Company will not be entitled to any of the proceeds from the sale of the Offered Shares.

        The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under Canadian provincial and territorial securities legislation and under the U.S. Securities Act of 1933, as amended. The Selling Shareholder has agreed to indemnify the Underwriters against liabilities with respect to certain information related solely to the Selling Shareholder and furnished in writing to the Company for use in this Prospectus Supplement. The Company has agreed to indemnify the Selling Shareholder against certain liabilities, including liabilities under Canadian provincial securities legislation, and the Selling Shareholder has agreed to indemnify the Company against liabilities with respect to certain information related solely to the Selling Shareholder and furnished in writing to the Company for use in this Prospectus Supplement.

        The Underwriters propose to offer the Offered Shares to the public initially at the Offering Price. Without affecting the firm obligation of the Underwriters to purchase the Offered Shares in accordance with the Underwriting Agreement, the Underwriters may decrease the Offering Price of the Offered Shares which they sell under this Prospectus Supplement after they have made a reasonable effort to sell all such Offered Shares at the Offering Price. The sale by the Underwriters of Offered Shares at a price of less than the Offering Price will have the effect of reducing the compensation realized by the Underwriters by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters for the Offered Shares.

        The Offered Shares will be offered concurrently in the United States and in all the provinces of Canada, other than Québec, pursuant to the multi-jurisdictional disclosure system adopted by the SEC and the securities regulatory authorities in Canada. The Offered Shares will be offered in the United States and the provinces of Canada, other than Québec, through the Underwriters either directly or through their respective US or Canadian broker-dealer affiliates who are registered to offer the Offered Shares for sale in the United States and such provinces of Canada, as applicable, and such other registered dealers as may be designated by the Underwriters. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

        Pursuant to the Underwriting Agreement, subject to certain customary exceptions, the Selling Shareholder has agreed that it will not, directly or indirectly, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any Common Shares, or financial instruments or securities convertible or exchangeable into Common Shares for a period of 90 days from the Closing Date without the prior written consent of the Underwriters, on behalf of the Underwriters except in conjunction with the Offering.

        Pursuant to the rules and policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and market balancing activities and a bid or purchase made for or on behalf of a client where the client's order was not solicited. Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions in connection with the Offering intended to stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time. In particular, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of the Common Shares while the Offering is in progress. These transactions may also include over-allocating or making short sales of the Common Shares. Short sales may be "covered short sales", which are short positions in an amount not greater than the Over-Allotment Option, or may be "naked short sales", which are short positions in excess of that amount. The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market compared to the price at which they may purchase Common Shares through the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase Common Shares in this Offering. Any naked short position would form part of the Underwriters' over-allocation position. A purchaser who acquires Offered Shares forming part of the Underwriters' over-allocation position resulting from any short sales will, in each case, acquire such Offered Shares under this Prospectus Supplement, regardless of the fact that the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

        Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that the Offered Shares will be delivered under the book based system through CDS or its nominee and deposited in registered or electronic form with CDS on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

        It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date specified on the cover page of this Prospectus Supplement, which will not be two business days following the date of the Prospectus Supplement (this settlement cycle being referred to as "T+2"). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares prior to the Closing Date will be required, by virtue of the fact that the Offered Shares will not settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Offered Shares who wish to trade their Offered Shares prior to the Closing Date should consult their own advisors.

        The issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE American under the trading symbol "MMX". On May 27, 2020, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and the NYSE American was $7.16 and US$5.21, respectively.

 RELATIONSHIP BETWEEN THE COMPANY AND
CERTAIN OF THE UNDERWRITERS

        Certain banking affiliates of    •    ,    •    and     •    have entered into the Revolving Credit Facility, providing the Company with a US$120 million revolving credit facility. As a result, the Company may be considered a "connected issuer" to these Underwriters for purposes of Canadian securities laws. The Company is not in default of its obligations to the lenders under the Revolving Credit Facility and the lenders have not waived any breach of the applicable agreement since it was entered into. As at the date of this Prospectus Supplement, US$76 million of the Revolving Credit Facility has been drawn. The obligations under the Revolving Credit Facility are secured by the Company and certain of its material subsidiaries' present and future acquired assets, including the Company's equity interest in such material subsidiaries. Other than as disclosed in this Prospectus Supplement or the Prospectus, the Company's financial position and the value of the security referred to above has not changed in any material manner since the Revolving Credit Facility was entered into.

        The determination of the terms and conditions of the Offering were made through arm's length negotiations among the Lead Underwriters, the Selling Shareholder and the Company without the involvement of the lenders, although the lenders have been advised of the Offering. Other than the Underwriters' Fee payable to the Underwriters in connection with the Offering, the Underwriters and their affiliates will derive no benefit from the Offering. See "Use of Proceeds" and "Plan of Distribution".

RELATIONSHIP BETWEEN THE SELLING SHAREHOLDER AND
CERTAIN OF THE UNDERWRITERS

        Certain banking affiliates of    •    ,    •    ,     •    and    •    have entered into the Selling Shareholder Revolving Credit Facility, providing the Selling Shareholder with a US$500 million revolving credit facility. As a result, the Selling Shareholder may be considered a "connected issuer" to these Underwriters for purposes of Canadian securities laws. The Selling Shareholder is not in default of its obligations to the lenders under the Selling Shareholder Revolving Credit Facility and the lenders have not waived any breach of the applicable agreement since it was entered into, other than in connection with the assignment of certain inter-company loans in 2018 and an internal reorganization in 2019. As at the date of this Prospectus Supplement, US$340 million of the Selling Shareholder Revolving Credit Facility has been drawn. The obligations under the Selling Shareholder Revolving Credit Facility are secured by the Selling Shareholder and certain of its material subsidiaries' present and future acquired assets, including the Selling Shareholder's equity interest in such material subsidiaries.

        The determination of the terms and conditions of the Offering were made through arm's length negotiations among the Lead Underwriters, the Selling Shareholder and the Company without the involvement of the lenders, although the lenders have been advised of the Offering. Other than the Underwriters' Fee payable to the Underwriters in connection with the Offering, the Underwriters and their affiliates will derive no benefit from the Offering. See "Use of Proceeds" and "Plan of Distribution".

RISK FACTORS

        Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. Before deciding whether to invest in any securities of the Company, investors should consider carefully the risks discussed below, the risks incorporated by reference in the Prospectus and Prospectus Supplement (including subsequently filed documents incorporated by reference).

Risks Relating to Maverix

Global Financial Conditions

        Market events and conditions, including the disruptions in the international credit markets and other financial systems, along with falling currency prices expressed in United States dollars can result in commodity prices remaining volatile. These conditions can cause a loss of confidence in global credit markets resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, tighter regulations, less liquidity, widening credit spreads, less price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by governments, concerns about the general condition of the capital markets, financial instruments, banks and investment banks, insurers and other financial institutions caused the broader credit markets to be volatile and interest rates to remain at historical lows. These events can be illustrative of the effect that events beyond the Company's control may have on commodity prices, demand for metals, including gold, silver, copper, lead and zinc, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business.

        Global financial conditions can be volatile. Access to additional sources of capital, including conducting public financings, can be negatively impacted by disruptions in the international credit markets and the financial systems of other countries, as well as concerns over global growth rates. These factors could impact the ability of Maverix to obtain both debt and equity financing in the future and, if obtained, on terms favourable to Maverix. Increased levels of volatility and market turmoil can adversely impact the operations of Maverix and the value and the price of the Common Shares of the Company could be adversely affected.

Public Health Crises, including the COVID-19 Pandemic may Significantly Impact Maverix

        Maverix's business, operations and financial condition could be materially adversely affected by public health crises, including epidemics, pandemics and or other health crises, such as the outbreak of COVID-19. The current COVID-19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, globally. Public health crises, such as the COVID-19 outbreak, can result in operating, supply chain and project development delays that can materially adversely affect the operations of third parties in which Maverix has an interest. Mining operations in which Maverix holds an interest could be suspended for precautionary purposes or as governments declare states of emergency or other actions are taken in an effort to combat the spread of COVID-19. If the operation or development of one or more of the properties in which Maverix holds a Royalty, Stream or other interest and from which it receives or expects to receive significant revenue is suspended, it may have a material adverse impact on Maverix's profitability, results of operations, financial condition and the trading price of Maverix's securities.

        The risks to Maverix's business associated with COVID-19 include without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments globally and other factors that will depend on future developments beyond Maverix's control, which may have a material and adverse effect on Maverix's business, financial condition and results of operations. In addition Maverix may experience business interruptions as a result of suspended or reduced operations at the mines in which Maverix has an interest, relating to the COVID-19 outbreak or such other events that are beyond the control of Maverix, which could in turn have a material adverse impact on Maverix's business, operating results, financial condition and the market for its securities. As at the date of this Prospectus Supplement, the duration of any business disruptions and related financial impact of the COVID-19 outbreak cannot be reasonably estimated. It is unknown whether and how Maverix may be affected if such pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

Changes in Commodity Prices that underlie Royalty, Stream or Other Interests

        The price of Maverix's Common Shares may be significantly affected by declines in commodity prices. The revenue derived by Maverix from its asset portfolio will be significantly affected by changes in the market price of commodities that underlie the Royalty, Stream or other investments or interests of Maverix. Maverix's revenue is particularly sensitive to the changes in the price of gold and silver. The cash flows and revenues derived from the Company's Royalties and Streams are dependent on the price of gold and gold production from those assets. The price of gold and other commodities fluctuates daily and are affected by factors beyond the control of Maverix, including levels of supply and demand, industrial development, inflation and interest rates, the US dollar's strength and geo-political events. External economic factors that affect commodity prices can be influenced by changes in international investment patterns, monetary systems and political developments.

        All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe prolonged declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from Royalties, Streams or working interests applicable to one or more relevant commodities. While Maverix has focused on assembling a portfolio of assets that provide primary exposure to gold and silver production and prices, and that has a diversification of commodities that underlie its Royalties and Streams, the commodity market trends are cyclical in nature and a general downturn in commodity prices could result in a significant decrease in overall revenue.

Maverix Has No Control Over Mining Operations

        Maverix is not directly involved in the operation of mines. The revenue Maverix may derive from its portfolio of Royalty and Stream interests is based on production from third party mine owners and operators, of which Maverix will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third-party owners and operators and those of Maverix in respect of a relevant project or property may not always be aligned. The inability of Maverix to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Maverix, the results of operations of Maverix and its financial condition. Except in a limited set of circumstances as specified in a specific Stream or Royalty, Maverix will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, mining operations in respect of which Maverix holds an indirect interest may not commence commercial production and there can be no assurance that such mines or projects will achieve profitable and continued production levels. In addition, the owners or operators may take action contrary to policies or objectives of Maverix; be unable or unwilling to fulfill their obligations under their agreements with Maverix; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator's ability to perform its obligations under arrangements with

Maverix. Maverix is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended, on both a temporary or permanent basis.

        The owners or operators of the projects or properties in which Maverix holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Maverix has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Maverix. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Maverix may be difficult or impossible to predict.

Variations in Foreign Exchange Rates

        The operations of Maverix are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on the profitability of Maverix, its result of operations and financial condition. There can be no assurance that the steps taken by management to address such fluctuations will eliminate the adverse effects and Maverix may suffer losses due to adverse foreign currency fluctuations.

Market Price of the Common Shares of Maverix

        The Common Shares of Maverix are listed and posted for trading on the TSX and the NYSE American. An investment in the securities of Maverix is highly speculative. The market prices of securities of companies involved in the mining and natural resources industry have experienced substantial volatility in the past and are currently experiencing volatility as a result of the COVID-19 global pandemic. The price of the Common Shares is likely to be influenced by changes in commodity prices, the financial condition of Maverix or results of operations as reflected in the financial statements of Maverix and other risk factors identified in this Prospectus Supplement or in the documents incorporated by reference herein. The extent to which COVID-19 impacts the market for securities of Maverix, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 outbreak and the actions taken to contain or treat the COVID-19 outbreak.

Delay Receiving or Failure to Receive Payments

        Maverix is dependent upon the financial viability and operational effectiveness of owners and operators of the relevant mines and mineral properties underlying Maverix's Royalties and Streams. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the mines, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Maverix's rights to payment under the Royalties/Streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Maverix's ability to collect amounts owing under its Royalties/Streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Maverix's ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Maverix should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of amounts owed and a possibility that a creditor or the operator may claim that the Royalty or Stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Maverix's rights may result in a material and adverse effect on Maverix's profitability, results of operations and financial condition.

Third Party Reporting

        Maverix relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts. The information received may be susceptible to being imprecise as the result of it being compiled by certain third parties. The disclosure created by Maverix may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Maverix.

        In addition, a Royalty or Stream agreement may require an owner or operator to provide Maverix with production and operating information that may, depending on the completeness and accuracy of such information, enable Maverix to detect errors in the calculation of Royalty or Stream amounts owed. As a result, the ability of Maverix to detect payment errors through its associated internal controls and procedures is limited, and the possibility exists that Maverix will need to make retroactive adjustments. Of the Royalty or Stream agreements that Maverix enters into, some may provide Maverix the right to audit the operational calculations and production data for associated payments; however, such audits may occur many months following the recognition by Maverix of the applicable revenue and may require Maverix to adjust its revenue in later periods.

        As a holder of an interest in a Royalty or Stream, Maverix will have limited access to data on the operations or to the actual properties underlying the Royalty or Stream. This limited access to data or disclosure regarding operations could affect the ability of Maverix to assess the performance of the Royalty or Stream. This could result in delays in cash flow from that which is anticipated by Maverix based on the stage of development of the properties covered by the assets within the portfolio of Maverix.

Disclosure Regarding Operations

        Some Royalties or Streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to the Royalty or Stream and, as such, Maverix may not be in a position to publicly disclose non-public information with respect to certain Royalties or Streams. The limited access to data and disclosure regarding the operations of the properties in which Maverix has an interest, may restrict the ability of Maverix to enhance its performance which may result in a material and adverse effect on the profitability of Maverix, results of operations for Maverix and financial condition. There can be no assurance that Maverix will be successful in obtaining these rights when negotiating the acquisition of Royalties or Streams.

Strategy for Acquisitions

        As Maverix executes on its business plan it will seek to purchase Royalties and Streams from third parties. Maverix cannot offer any assurance that it can complete any acquisition or proposed business transactions on favourable terms or at all, or that any completed acquisitions or proposed transactions will benefit Maverix.

        At any given time Maverix may have various types of transactions and acquisition opportunities in various stages of review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to Maverix and may involve the issuance of securities by Maverix to fund any such acquisition. In addition, any such acquisition or other Royalty or Stream transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

        Additionally, Maverix may consider opportunities to restructure its Royalties or Streams where it believes such a restructuring may provide a long-term benefit to Maverix, even if such restructuring may reduce near-term revenues or result in Maverix incurring transaction related costs. Maverix may enter into one or more acquisitions, restructurings or other Royalty and Streaming transactions at any time.

Maverix Cash Flow Risk

        Maverix is not directly involved in the ownership or operation of mines. Maverix's Royalty, Stream and other interests in properties or projects are subject to most of the significant risks of the operating mining company. Maverix's cash flow is dependent on the activities of third parties which could create risk that those third parties may have targets inconsistent to Maverix's targets, take action contrary to Maverix's goals, policies or objectives, be unwilling or unable to fulfill their contractual obligations owed to Maverix, or experience financial, operational or other difficulties or set backs, including bankruptcy or insolvency proceedings, which could limit a third party's ability to perform under a specific third party arrangement. Specifically, Maverix could be negatively impacted by an operator's ability to continue its mining operations as a going concern and have access to capital. A lack of access to capital could result in a third party entering a bankruptcy proceeding, which would result in Maverix being unable to realize any value for its Stream, Royalty or other interest.

Change in Material Assets

        The La Colorada Stream and the Hope Bay Royalty are currently material assets to Maverix, although as new assets are acquired or move into production, the materiality of each of the assets of Maverix will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the La Colorada Mine and the Hope Bay Mine, or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the profitability of Maverix, the financial condition of Maverix and results of its operations. For example, on January 20, 2020, TMAC, operator of the Hope Bay Mine, announced that it was undertaking a strategic review of alternatives to enhance shareholder value. On May 8, 2020, TMAC announced that it had entered into the Arrangement Agreement with Shandong. The completion of the transaction contemplated by the Arrangement Agreement is subject to a number of conditions precedent and approvals and there can be no assurance that the transaction will be completed. See "Recent Developments."

Dependence on Key Personnel

        Maverix is dependent on the services of a small number of key management personnel. The ability of Maverix to manage its activities and its business will depend in large part on the efforts of these individuals. There can be no assurance that Maverix will be successful in engaging or retaining key personnel. The loss of the services of a member of the management of Maverix could have a material adverse effect on the Company. From time to time, Maverix may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition of Royalties and or Streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to the success of Maverix and there can be no assurance that Maverix will be successful in recruiting and retaining the personnel it needs to successfully operate its business. If Maverix is not successful in attracting and retaining qualified personnel, the ability of Maverix to execute on its business model and strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Competition

        Maverix will compete with other companies for Streams and Royalties. Other companies may have greater resources than Maverix. Any such competition may prevent Maverix from being able to secure new Streams or acquire new Royalties. Future competition in the royalty and streaming sector could materially adversely affect Maverix's ability to conduct its business. There can be no assurance that Maverix will be able to compete successfully against other companies in acquiring new Royalty and or Stream interests. In addition, Maverix may be unable to acquire Royalties or Streams at acceptable valuations which may result in a material and adverse effect on Maverix's profitability, results of operations and financial condition.

Project Operators may not Respect Contractual Obligations

        Royalty, Stream and other interests in properties or projects are contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of Royalties, Stream and other interests do not abide by their contractual obligations, Maverix may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to Maverix, may have a material and adverse effect on Maverix's profitability, results of operations, financial condition and the trading price of the Common Shares of Maverix.

Concentration of Share Ownership

        Following the closing of the Offering, Pan American will own approximately    •    % of the outstanding Common Shares on a non-diluted basis (approximately    •    % of the outstanding Common Shares if the Over-Allotment Option is exercised in full). In the event Pan American exercises the 8,250,000 PAS Warrants, Pan American will own approximately    •    % of the outstanding Common Shares on a non-diluted basis (approximately    •    % of the outstanding Common Shares if the Over-Allotment Option is exercised in full). Pan American has notified the Company of its intention to exercise the PAS Warrants upon closing of the Offering. See "Selling Shareholder". Newmont Corporation ("Newmont") will own approximately 23.44% of the outstanding Common Shares on a non-diluted basis and Kinross will own approximately 8.77% of the outstanding Common Shares on a non-diluted basis following the closing of the Offering (in both cases assuming Pan American has exercised the 8,250,000 PAS Warrants). As a result of the share ownership and pursuant to shareholders' agreements, Pan American and Newmont each maintain certain rights including, but not limited to, a right to maintain their pro rata interest in Maverix should Maverix issue or sell any securities and a right to board appointees. Kinross, pursuant to an investor agreement, also maintains certain rights to maintain its pro rata interest in Maverix. The concentrated share ownership of Pan American, Newmont and Kinross could have the effect of delaying or preventing a change of control.

Conflicts of Interest

        Certain directors and officers of Maverix also serve as directors and/or officers of other companies that are involved in natural resource explorations, development and mining operations, including Pan American and Newmont, and consequently there exists the possibility for such directors and officers to be in a position where there is a conflict of interest. Any decision made by any such directors and officers will be made in accordance with their duties and obligations to deal in good faith and in the best interests of Maverix and its shareholders. Each director that is in a conflict of interest is required to declare such conflict and abstain from voting on a matter in which that director is conflicted in accordance with applicable law.

Future Financing; Future Securities Issuances

        There can be no assurance that Maverix will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing result in delay or postponement of further royalty or stream creation or acquisition activities which may result in a material and adverse effect on Maverix's profitability, results of operations and financial condition. Maverix may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

Litigation Affecting Properties

        Potential litigation may arise on a property on which Maverix holds or has a Royalty or Stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). Maverix will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Maverix's profitability, results of operations, financial condition and the trading price of the Common Shares of Maverix.

Changes in Tax Laws Impacting Maverix

        There can be no assurance that new tax laws, regulations, policies or interpretations will not be enacted or brought into being in the jurisdictions where Maverix has interests that could have a material adverse effect on Maverix. Any such change or implementation of new tax laws or regulations could adversely affect Maverix's ability to conduct its business. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the profits of Maverix being subject to additional taxation or which could otherwise have a material adverse effect on the profitability of Maverix, Maverix's results of operations, financial condition and the trading price of the Common Shares of

Maverix. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make Royalties, Streams or other investments by Maverix less attractive to counterparties. Such changes could adversely affect the ability of Maverix to acquire new assets or make future investments.

Maverix is likely a Passive Foreign Investment Company for US Federal Income Tax Purposes

        Although Maverix has not made a formal determination as to whether it was a PFIC within the meaning of Section 1297 of the Code for the tax year ended December 31, 2019 and does not plan to make such a determination for subsequent taxable years, investors in Offered Shares that are US Holders (defined below in "Certain United States Federal Income Tax Considerations") should be aware that Maverix believes there is a significant risk that it (i) was a PFIC for the tax year ended December 31, 2019 and (ii) will be a PFIC in subsequent years. If Maverix is a PFIC for any year during a US Holder's holding period, then such US Holder generally will be subject to a special, highly adverse tax regime with respect to so-called "excess distributions" received on Offered Shares. Gain realized upon a disposition of Offered Shares (including upon certain dispositions that would otherwise be tax-free) also will be treated as an excess distribution. Excess distributions are punitively taxed and are subject to additional interest charges. Additional special adverse rules also apply to US Holders who own Offered Shares if Maverix is a PFIC and has a non-US subsidiary that is also a PFIC. A US Holder may make certain elections with respect to Offered Shares to mitigate the adverse tax rules that apply to PFICs, but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income. See "Certain United States Federal Income Tax Considerations". Each investor who is a US Holder should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Offered Shares.

Failure to Maintain Adequate Internal Control over Financial Reporting

        The Company is required to assess its internal controls in order to satisfy the requirements of applicable securities laws which require an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with applicable laws. The Company's failure to satisfy applicable requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company's business and negatively impact the market value of the Company's Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel.

        Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

        No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with applicable requirements on an ongoing basis.

Information Systems and Cyber Security

        The Company's information systems, and those of its counterparties under the Stream and Royalty agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company's information through fraud or other means of deceiving the Company's counterparties. The Company's operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the Royalty and Stream agreements, protect networks, equipment, information technology systems and software against damage from several threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations. Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Risks Related to Mines and Mining Operations

Risk Factors applicable to Owners and Operators of Properties in which Maverix holds an Interest

        To the extent that they relate to the production of minerals from or the continued operation of, properties in which Maverix holds a Royalty or Stream interest, Maverix will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Public Health Crises, including COVID-19

        The business, operations and financial condition of the companies and projects in which Maverix has invested or may hold an interest, could be materially adversely affected by the outbreak of epidemics, pandemics or other public health crises, such as the COVID-19 pandemic. The extent to which COVID-19 impacts the business, operations and the market for securities of Maverix's operating partners, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 pandemic and the actions taken to contain or treat the pandemic. In particular, the continued spread of COVID-19 globally could materially and adversely impact the mines in which Maverix holds an interest or could create slowdowns or temporary suspensions of operations.

Exploration, Development and Operating Risks

        Mining involves a high degree of risk. Mines and projects in which Maverix has or may enter into a Royalty or Stream agreement are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather-related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down mining operations temporarily or permanently. Mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the mining operations.

Commodity Prices

        Metal prices are subject to fluctuation and any future significant decline could result in mines, mining operations and project development to cease. Owners and operators of mines and development projects could be forced to cease operations or discontinue development of a particular project, which could materially adversely affect Maverix's business operations and profitability.

Environmental Risks

        All phases of mine operation or development are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mines and projects in which Maverix has an interest. Also, unknown environmental hazards may exist on the properties at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

        Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Authorizations

        The exploration and development activities related to mine operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

        The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing specific mine operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of mines or projects would not proceed with the development of, or continue to operate, a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from mining operations could result in substantial costs and liabilities for the owners or operators of mines or projects in the future such that they would not proceed with the development of, or continue to operate, a mine.

        Government approvals, licenses and permits are currently, and will in the future be, required in connection with mining operations. To the extent such approvals are required and not obtained, mining operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of Maverix. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

        Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on mining operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting

        The operation of a mine or project is subject to receipt and maintenance of permits from appropriate governmental authorities. Although Maverix believes that, other than as discussed elsewhere herein, the owners and operators of the mines and projects in which Maverix has an interest currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the mines or projects will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

        Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of mines or projects and may delay exploration, development or extraction activities. Certain equipment may not be immediately available or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at a mine or project. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect operations at a mine or project.

Dependence on Operators' Employees

        Production from the properties in which Maverix holds an interest depends on the efforts of operators' employees. There is competition for persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Maverix. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Maverix.

Mineral Resource and Mineral Reserve Estimates

        Mineral reserve and or mineral resource estimates for a specific mine or project may not be correct. The figures for mineral resources and mineral reserves are estimates only and were obtained from technical reports filed in respect of the La Colorada Mine and the Hope Bay Mine. There can be no assurance that estimated mineral reserves and mineral resources will ever be recovered or recovered at the rates as estimated. Mineral reserve and mineral resource estimates are based on sampling and geological interpretation, and, are uncertain because samples used may not be representative. Mineral reserve and mineral resource estimates require revision (either to demonstrate an increase or decrease) based on production from the mine or project. The fluctuations of commodity prices and production costs, as well as changes in recovery rates, may render certain mineral reserves and mineral resources uneconomic and may result in a restatement of estimated reserves and/or mineral resources.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Depleted Mineral Reserve Replacement

        Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine's production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by mining companies that Maverix has contracted with will not be replenished by discoveries or acquisitions.

Relations with Employees

        Production at mines or projects in which Maverix holds an interest depend on the efforts of employees. There is global competition for geologists and persons with mining expertise. The ability of a mining company to hire and retain geologists and persons with mining expertise is key to the specific mines or projects in which Maverix holds or may hold an interest. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which specific mines operate or in which a specific project is conducted. Changes in such legislation or otherwise in a mining company's relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the operation of mines or projects, the results of operations and financial condition.

Uninsured Risks

        The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where a mining company considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers' compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, a mining company's insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies' profitability, results of operations and financial condition.

Land Title

        Although title to specific mines or projects has been or will be reviewed by or on behalf of Maverix, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by specific mines or projects. Companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that a specific mine or project may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, mining companies may be unable to operate the specific mine or project as permitted or to enforce their rights with respect to that specific mine or project which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with Maverix.

International Interests

        Certain operations that underlie Maverix's Streams and Royalties are conducted, or will be conducted, outside of the United States and Canada, including but not limited to Mexico, Peru, Chile, Australia, Burkina Faso, Honduras, Russia and Ghana, and could be exposed to political, economic or other risks or uncertainties. These types of risks or uncertainties may differ between countries and can include but are not limited to, crime, violence, terrorism, hostage taking, military repression, political instability, currency controls, fluctuations in currency exchange rates, inflation rates, labour unrest, risk of war or civil unrest, expropriation and nationalization, renegotiation or nullification of mining or mineral concessions, licenses, permits, authorizations and contracts, illegal mining or mineral exploration, taxation changes, modifications, amendments or changes to mining and mineral laws, regulations, policies, and changes to government regulations in respect of foreign investment and mining.

Permitting, Construction and Development

        Certain mines and projects that Maverix may seek to invest in may be in various stages of permitting, construction, development and expansion. Construction, development and expansion of such mines or projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, materials, and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such mines or projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such mines or projects in accordance with current expectations or at all.

Indigenous Peoples

        Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Maverix holds Royalty or Stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies' current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which Maverix holds a Royalty or Stream interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators' activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of Maverix's Royalty or Stream assets.

        Additional uncertainty with respect to indigenous peoples has arisen in Canada due to the decision of the Supreme Court of Canada in Tsilhqot'in Nation v. British Columbia (2014 SCC 44), which recognized the Tsilhqot'in Nation as holding aboriginal title to approximately 1,900 square kilometers of territory in the interior of British Columbia. This decision represents the first successful claim for aboriginal title in Canada and may lead other First Nations in Canada to pursue aboriginal title in their traditional land-use areas. Such claims, if successful, may impact those projects or operations in Canada on which Maverix holds a Royalty or Stream interest.

Risks Related to the Securities of Maverix

Securities of Maverix are subject to Price Volatility

        Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Maverix include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. Global public health crises can also result in global stock market and financial market volatility, as a result of declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Maverix at any given time may not accurately reflect the long-term value of Maverix.

        In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Maverix.

Future Sales or Issuances of Debt or Equity Securities

        We may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions or other projects. Our significant shareholders, including Pan American and Newmont, may also sell the Common Shares or other securities they hold or may hold in the future.

        We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

        Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Company's Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company's earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Dividend Policy

        Although the Company paid a quarterly dividend in January 2020 and April 2020 and declared a dividend to be paid in July 2020, the Company may not be in a position to declare or pay dividends in the future. Payment of any future dividends will be at the discretion of the board of the Company, after taking into account a multitude of factors appropriate in the circumstances, including the Company's operating results, financial condition and current and anticipated cash needs.

Liquidity

        Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company's Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and NYSE American or achieve listing on any other public listing exchange.

Limitations on the Enforcement of Civil Judgments

        A substantial portion of the assets of Maverix are located outside of Canada. As a result, it may not be possible for investors in the securities of Maverix to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

AGENT FOR SERVICE OF PROCESS

        Daniel O'Flaherty, Chief Executive Officer of the Company, Doug Ward, Vice President Technical Services of the Company, and Blake Rhodes, a director of the Company, each reside outside of Canada and have appointed the following as agent for service of process in Canada:

Name of Person	Name and Address of Agent
Daniel O'Flaherty, Director and Chief Executive Officer Doug Ward, VP Technical Services Blake Rhodes, Director	Blakes Vancouver Services Inc. Suite 2600 – 595 Burrard Street Vancouver, British Columbia, V7X 1L3, Canada

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Tax Act") to a purchaser who acquires as beneficial owner Offered Shares pursuant to this Offering and who, for purposes of the Tax Act, deals at arm's length with the Company, the Underwriters and the Selling Shareholder, is not affiliated with the Company, the Underwriters or the Selling Shareholder, and acquires and holds the Offered Shares as capital property (a "Holder"). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business of buying and selling securities and such Holder has not acquired the Offered Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary is based on the provisions of the Tax Act and the regulations thereto (the "Regulations") in force as of the date hereof, and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

        This summary does not address the possible application of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act to a Holder that is a corporation and that is or becomes, or does not deal at arm's length for purposes of the Tax Act, with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of an Offered Share, controlled by a non-resident person, or a group of non-resident persons not dealing with each other at arm's length, in each case for the purposes of section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

        This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder's particular circumstances.

        Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder.

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.

Residents of Canada

        The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a "Resident Holder"). A Resident Holder to whom the Offered Shares might not otherwise constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other Canadian securities held by such person, treated as capital property. Resident Holders considering making such election should first consult their own tax advisors.

        The following portion of this summary does not apply to a Resident Holder (i) that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) an interest in which is a "tax shelter investment" as defined in the Tax Act; (iv) that reports its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered or will enter into, with respect to the Offered Shares, a "derivative forward agreement", "dividend rental arrangement" or "synthetic disposition arrangement", each as defined in the Tax Act, or (vi) is exempt from tax under Part I of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to an investment in Offered Shares. In addition, this summary does not address the deductibility of interest by a Resident Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Offered Shares.

Taxation of Dividends

        Dividends received or deemed to be received on an Offered Share will be included in computing a Resident Holder's income for purposes of the Tax Act. Dividends received by a Resident Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that the Company designates the dividends as "eligible dividends" within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

        Dividends received by individuals (other than certain trusts) may give rise to minimum tax under the Tax Act, depending on the individual's circumstances. Resident Holders should consult their own tax advisors with respect to the application of minimum tax.

        Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation's income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as a gain from the disposition of capital property or as proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

        A Resident Holder that is a "private corporation", as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income.

        A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax on its "aggregate investment income" (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder's taxable income.

Disposition of Offered Shares

        Generally, upon a disposition or a deemed disposition of an Offered Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Offered Share to the Resident Holder. The cost to the Resident Holder of an Offered Share acquired pursuant to this Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Common Shares of the Company owned by the Resident Holder as capital property at that time, if any.

        Generally, one-half of any such capital gain (a "taxable capital gain") realized by a Resident Holder in a taxation year will be required to be included in computing the Resident Holder's income for that year, and one-half of any such capital loss (an "allowable capital loss") realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in that year. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard.

        Capital gains realized by an individual (other than certain trusts) may be subject to minimum tax, depending on the individual's circumstances. Resident Holders should consult their own tax advisors with respect to the application of minimum tax.

        If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received on such shares or shares substituted for such shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Offered Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Offered Shares. Such Resident Holders should consult their own tax advisors.

        A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act), may also be liable to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act), including an amount in respect of taxable capital gains.

Non-Residents of Canada

        The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Offered Shares in connection with a business carried on in Canada (a "Non-Resident Holder"). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an "authorized foreign bank" (within the meaning of the Tax Act).

Taxation of Dividends

        Dividends paid or credited or deemed to be paid or credited by the Company to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty. For example, under the Canada-United States Income Tax Convention (1980) (the "Treaty"), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the US for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15% (or 5% in the case of a holder that is a company beneficially owning at least 10% of the Company's voting stock). Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

        A Non-Resident Holder who disposes of or is deemed to dispose of Offered Shares (other than in a disposition to the Company that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market) will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Offered Shares unless the Offered Shares constitute, or are deemed to constitute, "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. Provided that the Offered Shares are listed on a designated stock exchange (which currently includes the TSX) at a particular time, the Offered Shares generally will not constitute taxable Canadian property to a Holder at that time unless, at any time during the 60-month period ending at that time the following two conditions are met concurrently: (i) 25% or more of the issued shares of any class or series of the Company's capital stock were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Offered Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) "Canadian resource properties" (as defined in the Tax Act), (c) "timber resource properties" (as defined in the Tax Act), and (d) an option in respect of, or an interest or right in any such property, whether or not such property exists. A Non-Resident Holder's Offered Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

        If the Offered Shares are considered taxable Canadian property to the Non-Resident Holder, a Non-Resident Holder's capital gain (or capital loss) will generally be computed and treated in the manner described above under the heading "Residents of Canada — Disposition of Offered Shares."

        An applicable income tax treaty or convention may apply to exempt a Non-Resident Holder from tax under the Tax Act in respect of a disposition of Offered Shares notwithstanding that such shares may constitute taxable Canadian property.

        Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.

 CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a general summary of certain anticipated US federal income tax considerations applicable to a US Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Prospectus Supplement.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax considerations that may apply to a US Holder as a result of acquisition, ownership and disposition of Offered Shares acquired pursuant to this Prospectus Supplement. This summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax considerations applicable to such US Holder of Offered Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. US Holders should consult their own tax advisors regarding the US federal, US state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

        No ruling from the US Internal Revenue Service (the "IRS") or legal opinion has been requested, or will be obtained, regarding the potential US federal income tax considerations applicable to US Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the US courts could disagree with one or more of the positions taken in this summary.

  Scope of this Summary

Authorities

        This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), regulations promulgated by the Department of the Treasury (whether final, temporary or proposed) ("Treasury Regulations"), US court decisions, published rulings and administrative positions of the IRS, and the Treaty, in each case, in effect as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner, possibly with retroactive effect, at any time.

  US Holder

        For purposes of this section, a "US Holder" is a beneficial owner of Offered Shares acquired pursuant to this Prospectus Supplement that is (a) an individual who is a citizen or resident of the United States for US federal income tax purposes; (b) a corporation, or other entity treated as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate if the income of such estate is subject to US federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes, or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

  Non-US Holder

        For purposes of this summary, a "Non-US Holder" is a beneficial owner of Offered Shares that is neither a US Holder nor a partnership (or other "pass-through" entity). This summary does not address the US federal income tax considerations applicable to Non-US Holders relating to the acquisition, ownership and disposition of Offered Shares. Accordingly, Non-US Holders should consult their own tax advisors regarding the US federal, US state and local, and foreign tax consequences (including the potential application of and operation of the Treaty or any other tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

  US Holders Subject to Special US Federal Income Tax Rules Not Addressed

        This summary does not address the US federal income tax considerations applicable to US Holders that are subject to special provisions under the Code, including (a) US Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax-deferred accounts; (b) US Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) US Holders that have a "functional currency" other than the US dollar; (d) US Holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position; (e) US Holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (f) US Holders that hold Offered Shares other than as a capital asset (generally property held for investment purposes) within the meaning of Section 1221 of the Code; or (g) US Holders that own, directly, indirectly or by attribution, 10% or more, by voting power or value, of the outstanding shares of the Company. The summary below also does not address the impact of the Offering on persons who are US expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code. US Holders and others that are subject to special provisions under the Code, including US Holders described immediately above, should consult their own tax advisors regarding the US federal income tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

        If a partnership (or other entity or arrangement treated as a partnership for US federal tax purposes) holds Offered Shares, the tax treatment of a partner in the partnership (or other entity or arrangement treated as a partnership for US federal tax purposes) will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships (or other entities or arrangements treated as partnerships for US federal tax purposes) that are beneficial owners of Offered Shares should consult their own tax advisors regarding the US federal income tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

  Tax Consequences Other than US Federal Income Tax Consequences Not Addressed

        This summary does not address the US state and local tax, US estate, gift, and generation-skipping tax, US federal alternative minimum tax, or foreign tax consequences to US Holders relating to the acquisition, ownership, and disposition of Offered Shares. Each US Holder should consult its own tax advisor regarding the US state and local tax, US estate, gift, and generation-skipping tax, US federal alternative minimum tax and foreign tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

  US Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Offered Shares

Classification as a Passive Foreign Investment Company

        As discussed below under "Passive Foreign Investment Company Rules — PFIC Status of the Company", although the Company has not made a formal determination as to whether it was a PFIC for the tax year ended December 31, 2019 and does not plan to make such a determination for subsequent years, the Company believes there is a significant risk that it was a PFIC for the tax year ended December 31, 2019 and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. If the Company is classified as a PFIC in any taxable year in which a US Holder holds Offered Shares, the Company generally will be considered a PFIC with respect to such Offered Shares in subsequent taxable years even if the Company is otherwise not a PFIC in such subsequent taxable years. If the Company is considered to be a PFIC with respect to a US Holder's Offered Shares, such holder generally will be liable to pay income tax at the highest ordinary income tax rate on any "excess distribution" from the Company and on the US Holder's gain from the disposition of Offered Shares as if such excess distribution or gain had been recognized ratably over the US Holder's holding period for the Offered Shares, plus interest on such amount as if it were treated as a series of underpayments of tax in such prior years. Each US Holder should consult its own tax advisor regarding the classification of the Company as a PFIC and the consequences of such classification.

Distributions on Offered Shares

        Subject to the PFIC rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for US federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder's tax basis in the Offered Shares and thereafter as a gain from the sale or exchange of such Offered Shares (see "Sale or Other Taxable Disposition of Offered Shares" below). However, the Company might not determine its current and accumulated earnings and profits in accordance with US federal income tax principles, and US Holders might therefore assume that any distribution by the Company with respect to its Offered Shares will constitute dividend income. Dividends received on Offered Shares will not be eligible for the "dividends received deduction" allowed to corporations under the Code with respect to dividends received from domestic corporations.

        If the Company is not a PFIC in the taxable year in which we pay a dividend or the immediately preceding taxable year, dividends paid to a non-corporate US Holder in a taxable year will be taxed to such US Holder at the rates applicable to long-term capital gains as "qualified dividend income" so long as our Common Shares are readily tradable on an established securities exchange within the United States or we are eligible for benefits under the Treaty. We will be eligible for benefits under the Treaty if the principal class of our shares is primarily and regularly traded on one or more recognized stock exchanges. However, dividend income will not be qualified dividend income (and will be taxed at ordinary income rates) if (i) the US Holder has not held its Offered Shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date; (ii) the Company is a PFIC for the taxable year in which the dividend is paid or in the preceding taxable year; or, (iii) we are not eligible for benefits under the Treaty and our stock is not readily tradable on an established securities exchange within the United States. If the Company is not a PFIC, dividends paid to a US Holder that do not result in qualified dividend income generally will be taxed at ordinary income tax rates.

Sale or Other Taxable Disposition of Offered Shares

        Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of Offered Shares, a US Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) its tax basis in such Offered Shares sold or otherwise disposed of. Such gain or loss will be a long-term capital gain or loss if the Offered Shares has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain generally will be treated as "US source" for purposes of applying the US foreign tax credit rules unless the gain is subject to tax in Canada and is re-sourced as "foreign source" under the Treaty and such US Holder elects to treat such gain or loss as "foreign source" (see a more detailed discussion at "Foreign Tax Credit" below). Long-term capital gains of certain non-corporate taxpayers are eligible for reduced rates of taxation. Deductions for capital losses are subject to complex limitations.

Foreign Tax Credit

        A US Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on Offered Shares generally may elect to deduct or credit such tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder's US federal income tax liability that such US Holder's "foreign source" taxable income bears to such US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "US source." In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive category income". Because the foreign tax credit rules are complex, US Holders should consult their own tax advisors regarding the foreign tax credit rules, including the source of any dividends paid to US Holders.

        Subject to certain specific rules, foreign income and withholding taxes paid with respect to any distribution in respect of stock in a PFIC should qualify for the foreign tax credit. The rules relating to distributions by a PFIC are complex, and a US Holder should consult with its own tax advisor with respect to any distribution received from a PFIC.

Receipt of Foreign Currency

        The amount of any distribution paid in foreign currency to a US Holder in connection with the ownership of Offered Shares, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the US dollar value of such foreign currency based on the exchange rate applicable on the date of actual or constructive receipt (regardless of whether such foreign currency is converted into US dollars at that time). If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. A US Holder that receives foreign currency and converts such foreign currency into US dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as US source ordinary income or loss for foreign tax credit purposes. US Holders should consult their own US tax advisors regarding the US federal income tax consequences of receiving, owning and disposing of foreign currency.

Surtax on Unearned Income

        A surtax at the rate of 3.8% (the "unearned income Medicare contribution tax") is imposed on the "net investment income" of certain US citizens and resident aliens, and on the undistributed "net investment income" of certain estates and trusts, in each case in excess of a certain threshold amount. Net investment income generally includes interest, dividends, royalties, rents, gross income from a trade or business involving "passive" activities, and net gains from the disposition of property (other than property held in a "non-passive" trade or business). Net investment income is reduced by deductions that are properly allocable to such income.

Passive Foreign Investment Company Rules

        If the Company is a PFIC within the meaning of Section 1297 of the Code at any time during a US Holder's holding period, then certain different and potentially adverse tax consequences would apply to such US Holder's acquisition, ownership and disposition of Offered Shares.

PFIC Status of the Company

        The Company generally will be a PFIC if, for a given tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the "income test") or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (the "asset test"). "Gross income" generally includes all income less the cost of goods sold, and "passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85%

or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business.

        For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

        Under certain attribution rules, if the Company is a PFIC, US Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a "lower-tier PFIC"), and will be subject to US federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if the US Holder directly held the shares of such lower-tier PFIC.

        Although the Company has not made a formal determination as to whether it was a PFIC for the tax year ended December 31, 2019 and does not plan to make such a determination for subsequent years, the Company believes there is a significant risk that it was a PFIC for the tax year ended December 31, 2019, and anticipates that there will be a significant risk that it will be a PFIC in subsequent years. The determination of whether the Company (or a subsidiary of the Company) was, or will be, a PFIC for a tax year depends, in part, on the application of complex US federal income tax rules, which are subject to differing interpretations. In addition, whether the Company (or subsidiary) will be a PFIC for any tax year depends on the assets and income of the Company (and each such subsidiary) over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or subsidiary) concerning its PFIC status or that the Company (and any subsidiary) was not, or will not be, a PFIC for any tax year. US Holders should consult their own tax advisors regarding the PFIC status of the Company and any subsidiary of the Company.

Default PFIC Rules under Section 1291 of the Code

        If the Company is a PFIC, the US federal income tax consequences to a US Holder of the acquisition, ownership and disposition of Offered Shares will depend on whether such US Holder makes a Qualified Electing Fund Election ("QEF Election") or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to Offered Shares. A US Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing US Holder."

        A Non-Electing US Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution paid on the Offered Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a US Holder's holding period for the Offered Shares, if shorter).

        If the Company is a PFIC, under Section 1291 of the Code any gain recognized on the sale or other taxable disposition of Offered Shares (including an indirect disposition of shares of a lower-tier PFIC), and any excess distribution paid on Offered Shares (or a distribution by a lower-tier PFIC to its shareholder that is deemed to be received by a US Holder) must be ratably allocated to each day of a Non-Electing US Holder's holding period for the Offered Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or excess distribution and to years before the Company became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to US federal income tax at the highest tax rate applicable to ordinary income in each such year without regard to the US Holder's other tax attributes, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing US Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

        If the Company is a PFIC for any tax year during which a Non-Electing US Holder holds Offered Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing US Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years. If the Company ceases to be a PFIC, a Non-Electing US Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold on the last day of the last tax year for which the Company was a PFIC.

QEF Election

        If the Company is a PFIC and a US Holder makes a QEF Election for the first tax year in which its holding period of its Offered Shares begins, such US Holder generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. However, a US Holder that makes a QEF Election will be subject to US federal income tax on such US Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such US Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such US Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital gain, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A US Holder that makes a QEF Election will be subject to US federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such US Holder by the Company. However, a US Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current US federal income tax on such amounts, subject to an interest charge. If such US Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

        A US Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the US Holder because of such QEF Election and (b) will adjust such US Holder's tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a US Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

        The procedure for making a QEF Election, and the US federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as timely if it is made for the first year in the US Holder's holding period for the Offered Shares in which the Company was a PFIC. A US Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such US Holder files a US federal income tax return for such year.

        A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a US Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in a subsequent tax year, the QEF Election will be effective, and the US Holder will be subject to the QEF rules described above during a subsequent tax year in which the Company qualifies as a PFIC.

        The Company has not made a formal determination as to whether it was a PFIC for the tax year ended December 31, 2019 and does not plan to make such a determination for subsequent years. However, the Company will use commercially reasonable efforts to provide to a US Holder all information and documentation that a US Holder making a QEF Election (including on a protective basis) with respect to the Company and any lower-tier PFIC in which the Company owns, directly or indirectly, more than 50% of such lower-tier PFIC's total aggregate voting power, is required to obtain for US federal income tax purposes. The Company may provide such information on its website (https://www.maverixmetals.com/). However, US Holders should be aware that the Company provides no assurances that it will attempt to provide any such information relating to any lower-tier PFIC in which the Company owns, directly or indirectly, 50% or less of such lower-tier PFIC's aggregate voting power. Because the Company may own shares in one or more lower-tier PFICs, and may acquire shares in one or more lower-tier PFICs in the future, they will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any lower-tier PFIC for which the US Holders do not obtain the required information. US Holders should consult their tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any lower-tier PFIC.

Mark-to-Market Election

        A US Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be "marketable stock" if they are regularly traded on (a) a national securities exchange that is registered with the SEC; (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934; or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced; and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

        A US Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a US Holder does not make a Mark-to-Market Election beginning in the first tax year of such US Holder's holding period for Offered Shares or such US Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

        A US Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares, as of the close of such tax year over (b) such US Holder's tax basis in such Offered Shares. A US Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such US Holder's adjusted tax basis in the Offered Shares over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

        US Holders that make a Mark-to-Market Election generally also will adjust their tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a US Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

        A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be "marketable stock" or the IRS consents to revocation of such election. US Holders should consult their own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

        Although a US Holder may be eligible to make a Mark-to-Market Election with respect to Offered Shares, no such election may be made with respect to the stock of any lower-tier PFIC that a US Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of lower-tier PFIC stock or distributions from a lower-tier PFIC

Other PFIC Rules

        Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a US Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event the Company is a PFIC during such US Holder's holding period for the relevant shares. However, the specific US federal income tax consequences to a US Holder may vary based on the manner in which Offered Shares are transferred.

        Certain additional adverse rules will apply with respect to a US Holder if the Company is a PFIC, regardless of whether such US Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a US Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

        If the Company were a PFIC, a US Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of the Offered Shares or received an excess distribution. In addition, subject to certain rules intended to avoid duplicative filings, US Holders may also be required to file an annual information return on IRS Form 8621 with respect to each PFIC in which the US Holder holds a direct or indirect interest. US Holders should consult their own tax advisors regarding their filing obligations with respect to such information returns.

        In addition, a US Holder who acquires Offered Shares from a decedent will not receive a "step up" in tax basis of such Offered Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

        Special rules also apply to foreign tax credits that a US Holder may claim on a distribution from a PFIC.

        The PFIC rules are complex, and US Holders should consult their own tax advisors regarding the PFIC rules and how they may affect the US federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares in the event the Company is a PFIC at any time during the holding period for such Offered Shares.

Information Reporting and Backup Withholding

        Certain US Holders are required to report information relating to an interest in Offered Shares, subject to certain exceptions (including an exception for Offered Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Offered Shares. Failure to do so could result in substantial penalties and in the extension of the statute of limitations with respect to such holder's US federal income tax returns. US Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Offered Shares.

        Payments made within the United States, or by a US payor or US middleman, of dividends on Offered Shares, and proceeds arising from certain sales or other taxable dispositions of Offered Shares, may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a US Holder (a) fails to furnish such US Holder's correct US social security or other taxpayer identification number (generally on Form W-9); (b) furnishes an incorrect US taxpayer identification number; (c) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding tax; or (d) fails under certain circumstances to certify, under penalty of perjury, that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding tax. However, US Holders that are corporations generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the US backup withholding rules will be allowed as a credit against a US Holder's US federal income tax liability, if any, or will be refunded, if such US Holder timely furnishes the required information to the IRS. US Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

LEGAL MATTERS

        Certain legal matters related to our securities offered by this Prospectus Supplemental will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Davis Graham & Stubbs LLP, with respect to matters of US law, Borden Ladner Gervais LLP on behalf of the Selling Shareholder and Osler, Hoskin & Harcourt LLP on behalf of the Underwriters with respect to matters of Canadian and US law.

        As of the date of this Prospectus Supplement, the partners and associates of Blake, Cassels & Graydon LLP, Borden Ladner Gervais LLP and Osler, Hoskin & Harcourt LLP each as a group beneficially own, directly or indirectly, less than one percent of our outstanding Common Shares, and certain partners and counsel of Davis Graham & Stubbs LLP own, directly or indirectly, less than one percent (directly or indirectly) of the outstanding Common Shares.

INTEREST OF EXPERTS

        The scientific and technical information contained in this Prospectus Supplement, the AIF, the Annual MD&A and the Interim MD&A was reviewed and approved by Doug Ward, B.Sc. Mining, Engineering, MMSA, and Vice President Technical Services and a "Qualified Person" as defined in NI 43-101.

        To the knowledge of Maverix, Mr. Ward holds less than 1% of the outstanding Common Shares of Maverix or of any associate or affiliate of Maverix as of the date hereof. Mr. Ward has not and will not receive any direct or indirect interest in any securities of Maverix as a result of the review and approval of the scientific and technical disclosure included in this Prospectus Supplement.

        KPMG LLP, Chartered Professional Accountants, are the independent auditors of Maverix who have issued a report of independent registered public accounting firm dated March 4, 2020 in respect of the consolidated financial statements of Maverix as at December 31, 2019 and December 31, 2018 and for each of the years then ended. KPMG LLP have confirmed with respect to Maverix that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Maverix under all relevant US professional and regulatory standards.

REGISTRAR AND TRANSFER AGENT

        The transfer agent and registrar for the Common Shares in Canada is TSX Trust Company at its principal offices in Toronto, Ontario.

WHERE YOU CAN FIND MORE INFORMATION

        We are required to file with the securities commission or authority in each of the applicable provinces of Canada, other than Québec, annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as US companies.

        You may read any document we file with or furnish to the securities commissions and authorities of the provinces and territories of Canada through SEDAR and any document we file with, or furnish to, the SEC at www.sec.gov.

ELIGIBILITY FOR INVESTMENT

        Based on the current provisions of the Tax Act and the Regulations, provided that the Offered Shares are listed on a designated stock exchange (as defined in the Tax Act and which currently includes the TSX) on the date an Offered Share is acquired pursuant to the Offering, such Offered Share, on such date, will be a "qualified investment" under the Tax Act and the Regulations for a trust governed by a "registered retirement savings plan" ("RRSP"), "registered retirement income fund" ("RRIF"), "tax-free savings account" ("TFSA"), "registered education savings plan" ("RESP"), "deferred profit sharing plan" or "registered disability savings plan" ("RDSP") (as those terms are defined in the Tax Act).

        Notwithstanding that an Offered Share may be a qualified investment for a TFSA, RRSP, RRIF, RDSP or RESP (a "Registered Plan"), if the Offered Share is a "prohibited investment" within the meaning of the Tax Act for a Registered Plan, the holder, annuitant or subscriber of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. An Offered Share will generally not be a "prohibited investment" for a Registered Plan if the holder, annuitant or subscriber, as the case may be, (i) deals at arm's length with the Company for the purposes of the Tax Act, and (ii) does not have a "significant interest" (as defined in the Tax Act) in the Company. In addition, an Offered Share will not be a "prohibited investment" if the Offered Share is "excluded property" as defined in the Tax Act for a Registered Plan.

        Prospective purchasers of the Offered Shares should consult their own tax advisors with respect to whether the Offered Shares would be prohibited investments having regard to their particular circumstances.

          This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces of Canada, except Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

         No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

         Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Maverix Metals Inc. at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada, telephone: (604) 343-6225, and are also available electronically at www.sedar.com.

 SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	September 13, 2019

MAVERIX METALS INC.

US$300,000,000
Common Shares
Subscription Receipts
Units
Warrants
Share Purchase Contracts
Debt Securities

         This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities of Maverix Metals Inc. (the "Company" or "Maverix") listed above in one or more series, issuances or sales of outstanding securities, with a total offering price of such securities, in the aggregate, of up to US$300,000,000 (or the equivalent thereof in Canadian dollars or one or more foreign currencies or composite currencies). The securities may be sold by the Company and/or certain of the Company's security holders ("Selling Securityholders", and each a "Selling Securityholder"). The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

         The common shares of the Company (the "Common Shares") are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "MMX" and listed on the NYSE American LLC ("NYSE American") under the symbol "MMX". On September 12, 2019, being the last trading day prior to the date hereof, the closing price of the Common Shares on the TSX was $6.20 and on the NYSE American was US$4.6845. Unless otherwise specified in an applicable prospectus supplement, our subscription receipts, units, warrants, debt securities and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which these securities, other than our Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. See "Risk Factors".

         No underwriter or agent has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

         All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. The Company's securities may be sold pursuant to this prospectus through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by the Company or any Selling Securityholder from time to time, or by the Company or any Selling Securityholder directly pursuant to applicable statutory exemptions. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered. Such transactions, if commenced, may discontinue at any time. See "Plan of Distribution". A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the anticipated net proceeds to the Company or any Selling Securityholder from the sale of such securities, the amounts and prices at which such securities are sold and, if applicable, the compensation of such underwriters, dealers or agents.

         Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading "Cautionary Note Regarding Forward-Looking Statements" and consider such risks and information in connection with an investment in the securities. See "Risk Factors".

         We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

         Owning our securities may subject you to tax consequences both in Canada and the United States. Such tax consequences are not fully described in this prospectus and may not be fully described in any applicable prospectus supplement. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

         Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated under the laws of Canada, some of our officers and directors and some or all of the experts named in this prospectus are Canadian residents, and the underwriters, dealers or agents named in any prospectus supplement may be residents of a country other than the United States, and a substantial portion of our assets are located outside of the United States.

         NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

         Our head office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada.

         Our registered and records office is at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.

         Daniel O'Flaherty, Chief Executive Officer of the Company, Doug Ward, Vice President Technical Services of the Company, and Blake Rhodes, a director of the Company, each reside outside of Canada. Messrs. O'Flaherty, Ward and Rhodes have each appointed Blakes Vancouver Services Inc., Suite 2600 — 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada as the agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process. See "Agent for Service of Process".

         Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement, or the date of any documents incorporated by reference herein.

ABOUT THIS PROSPECTUS

        In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Maverix" or the "Company", refer to Maverix Metals Inc. together with our subsidiaries.

        You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in any registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

        Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING DISCLOSURE REQUIREMENTS AND ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

        We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

        Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Classification System.

        Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and resource information contained or incorporated by reference in this prospectus and any prospectus supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made and volumes that are not "reserves" should not be disclosed. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserves estimates included herein and in the documents incorporated herein by reference may not qualify as "reserves" under SEC standards. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC.

        U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. In addition, the definitions of "proven mineral reserves" and "probable mineral reserves" under reporting standards in Canada differ in certain respects from the standards of the SEC. Accordingly, information concerning mineral deposits set forth herein and in the documents incorporated herein by reference may not be comparable with information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the documents incorporated by reference herein, contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws. Forward-looking information is provided as of the date of this prospectus and the Company does not intend and does not assume any obligation to update this forward-looking information, except as required by applicable law.

        Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Maverix as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Maverix to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds, dividend policy; liquidity; market for securities; enforcement of civil judgments, as well as those factors discussed in the section entitled "Risk Factors" in our annual information form for the fiscal year ended December 31, 2018, dated as of May 23, 2019 ("AIF") and incorporated by reference herein.

        Forward-looking information in this prospectus, or incorporated by reference herein, includes, among other things, disclosure regarding the gold and other metal purchase agreements ("Streams" and each individually a "Stream") of Maverix, royalty payments to be paid to Maverix by property owners or operators of mining projects pursuant to net smelter returns royalty, gross revenue royalty, or other royalty agreements ("Royalties" and individually a "Royalty"), the future outlook of Maverix and the mineral reserves and resource estimates for the La Colorada mine and the Hope Bay mine (discussed and disclosed in this prospectus). Forward looking statements are based on a number of material assumptions, which management of Maverix believe to be reasonable, including but not limited to the continuation of mining operations from which Maverix will purchase precious or other metals or in respect of which Maverix will receive Royalty payments, that commodity prices will not experience a material adverse change, mining operations that underlie the Streams or Royalties will operate in accordance with disclosed parameters and such other assumptions as may be set out herein. Documents incorporated by reference also include forward-looking information with respect to, among other things, the Company's corporate development and strategy.

        Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Maverix will purchase gold and other metals, or from which it will receive royalty payments, no material adverse change in the market price of commodities occurs, that the mining operations will operate in accordance with public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

        Although Maverix has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Maverix at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada, telephone: (604) 343-6225 or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR"), at www.sedar.com. Documents filed with, or furnished to, the SEC are available through the SEC's Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov. Our filings through SEDAR and EDGAR are not incorporated by reference in this prospectus except as specifically set forth herein.

        The following documents, filed with the securities commissions or similar regulatory authorities in certain provinces of Canada and filed with, or furnished to, the SEC are specifically incorporated by reference into, and form an integral part of, this prospectus:

  •
  our AIF;

  •
  our audited annual consolidated financial statements for the years ended December 31, 2018 and 2017;

  •
  our management's discussion and analysis of our results of operations and financial position for the year ended December 31, 2018 (the "Annual MD&A");

  •
  our unaudited consolidated interim financial statements for the three months and six months ended June 30, 2019 and 2018;

  •
  our management's discussion and analysis of our results of operations and financial position for the three months and six months ended June 30, 2019 (the "Interim MD&A");

  •
  our management information circular dated April 4, 2019 in respect of the annual general and special meeting of shareholders of the Company held on May 14, 2019;

  •
  our material change report dated May 31, 2019 regarding the consolidation of our Common Shares;

  •
  our material change report dated July 8, 2019 regarding certain changes to the board of the Company; and

  •
  our material change report dated August 21, 2019 regarding the Company's agreement to acquire an additional 1.5% net smelter returns royalty ("NSR Royalty") on the Hope Bay mine from TMAC Resources Inc. ("TMAC").

        Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus Distributions filed by the Company with a securities commission or similar authority in any province of Canada subsequent to the date of this prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus.

        Any template version of any "marketing materials" (as such term is defined in NI 44-101) filed by the Company after the date of a prospectus supplement and before the termination of the distribution of the securities offered pursuant to such prospectus supplement (together with this prospectus) is deemed to be incorporated by reference in such prospectus supplement.

        In addition, any future document or information that the Company files with, or furnishes to, the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus and before the termination of the offerings thereunder, will be deemed to be incorporated by reference in the registration statement of which this prospectus forms a part (in the case of a report on Form 6-K, if and to the extent expressly provided therein).

        A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains.

        Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Upon our filing of a new annual information form and the related annual consolidated financial statements and management's discussion and analysis with applicable securities regulatory authorities during the duration of this prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis and all interim financial statements, supplemental information, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis and material change report being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all condensed consolidated interim statements and the accompanying management's discussion and analysis filed prior to the new interim condensed consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

        References to our website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) the documents listed under the heading "Documents Incorporated by Reference"; (ii) powers of attorney from our directors and officers included on the signature pages of the registration statement; (iii) the consent of KPMG LLP; (iv) the consent of each "qualified person" for the purposes of NI 43-101 listed on the Exhibit Index of the registration statement; and (v) the form of debt indenture. A copy of the form of warrant indenture or warrant agency agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.

TECHNICAL AND THIRD-PARTY INFORMATION

        Except where otherwise stated, the disclosure in the documents incorporated by reference relating to properties and operations on the properties in which the Company holds Royalty, Stream or other interests, and included in the Company's AIF in the sections entitled "Material Assets — La Colorada Mine, Mexico" and "Material Assets — Hope Bay Mine, Canada" is based on information publicly disclosed by the owners or operators of those properties and information/data available in the public domain as at the date of (or as specified in) the documents incorporated by reference herein, as applicable, and none of this information has been independently verified by the Company. Specifically, as a Royalty or Stream holder, the Company has limited, if any, access to properties included in its asset portfolio. Additionally, the Company may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. The Company is dependent on (i) the operators of the properties and their qualified persons to provide information to the Company, or (ii) on publicly available information, to prepare disclosure pertaining to properties and operations on the properties on which the Company holds Royalty, Stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by the Company's Royalty, Stream or other interest. The Company's Royalty, Stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

        The Company considers its Stream interest in the La Colorada mine and its Royalty interests in the Hope Bay mine to be its only material mineral properties for the purposes of NI 43-101. Information incorporated by reference herein with respect to the La Colorada mine and the Hope Bay mine has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

        Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for the Company, and a "Qualified Person" under NI 43-101 has reviewed and approved the scientific and technical disclosure contained in the AIF, the Annual MD&A and the Interim MD&A.

FINANCIAL AND EXCHANGE RATE INFORMATION

        The annual consolidated financial statements of the Company incorporated by reference in this prospectus have been prepared in accordance with IFRS and are reported in Canadian dollars, and the audit of such financial statements may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

        In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to "U.S.$" or "US$" are to U.S. dollars, references to "C$" or "$" are to Canadian dollars.

        The following table sets forth for each period indicated: (i) the exchange rates in effect at the end of the periods indicated; (ii) the high and low exchange rates during each period; and (iii) the average exchange rates in effect during each period, in each case, as identified or calculated from the Bank of Canada rate in effect on each trading day during the relevant period. These rates are expressed as U.S. dollars per C$1.00.

	Year Ended December 31
				Six Months Ended June 30, 2019
	2018	2017	2016
High for period	0.8138	0.8245	0.7972	0.7641
Low for period	0.7330	0.7276	0.6855	0.7353
Average for period	0.7721	0.7708	0.7558	0.7499
Rate at end of period	0.7330	0.7971	0.7448	0.7641

        On September 12, 2019, the exchange rate as quoted by the Bank of Canada was C$1.00 = US$0.7573 (US$1.00 = C$1.3205).

THE COMPANY

Name, Address and Incorporation

        Maverix was incorporated under the Canada Business Corporations Act ("CBCA") on September 5, 2008 as "MacMillan Minerals Inc." On July 11, 2016, Maverix completed a statutory plan of arrangement under the CBCA, which involved the acquisition of Maverix Metals Inc., a private company incorporated in British Columbia ("PrivateCo"), and the acquisition of a portfolio of thirteen precious metal Streams, Royalties, and purchase agreements from Pan American Silver Corp. (the "PA Royalty Portfolio"). In conjunction with the acquisitions of PrivateCo and the PA Royalty Portfolio, Maverix, among other things, changed its name from "MacMillan Minerals Inc." to "Maverix Metals Inc." and effective January 31, 2017, PrivateCo was dissolved.

        The Company's head office is located at Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company's registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.

        The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Company's Common Shares are listed on the TSX under the symbol "MMX" and the NYSE American under the symbol "MMX".

        The Company has four subsidiaries: (i) Maverix Metals (Australia) Pty Ltd. which was incorporated under the laws of Australia in connection with the Company's acquisition of a portfolio of Royalties from Gold Fields Netherlands Services BV (a wholly owned subsidiary of Gold Fields Limited) and certain of its affiliates (collectively, "Gold Fields"); (ii) Maverix Metals (Nevada) Inc. which was incorporated under the laws of the State of Nevada, United States in connection with the Company's acquisition from Resource Income Fund, L.P. of the Florida Canyon NSR Royalty; (iii) Exploration Mac-Ore S.A. de C.V. incorporated under the laws of Mexico; and (iv) Minera MacMillan S.A. de C.V. incorporated under the laws of Mexico.

Inter-Corporate Relationships

        The chart below illustrates the Company's material inter-corporate relationships as at the date hereof:

*
One (1) share held by Matt Fargey, an officer of the Company, in trust for the Company.

**
Three thousand (3,000) shares held by Matt Fargey, an officer of the Company, in trust for the Company.

RECENT DEVELOPMENTS

        On June 20, 2019, the Company's Common Shares were approved for listing on the NYSE American and the TSX. The Common Shares commenced trading on the TSX and the NYSE American on June 25, 2019.

        On June 30, 2019, Christopher Emerson stepped down from the board of the Company. On July 3, 2019, David Scott and Brian Penny were appointed to the Company's Board of Directors.

        On August 14, 2019, the Company entered into an agreement to acquire an additional 1.5% NSR Royalty on the Hope Bay mine from TMAC.

RISK FACTORS

        Investing in our securities is speculative and involves a high degree of risk due to the nature of our business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially adversely affect our future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business, property or financial results, each of which could cause purchasers of our securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. Before deciding whether to invest in any securities of the Company, investors should consider carefully the risks discussed below, the risks incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a prospectus supplement relating to a specific offering of securities.

Risks Relating to Maverix

Changes in Commodity Prices That Underlie Royalty, Stream or Other Interests

        The price of the Company's Common Shares may be significantly affected by declines in commodity prices. The revenue derived by Maverix from its asset portfolio will be significantly affected by changes in the market price of commodities that underlie the Royalty, Stream or other investments or interests of Maverix. Maverix's revenue is particularly sensitive to the changes in the price of gold. The cash flow derived from the La Colorada

Stream (gold) is 100% dependent on the future price of gold, and revenues from the Royalty on the Hope Bay mine are dependent on the price of gold and gold production from those assets. The price of gold and other commodities fluctuates daily and are affected by factors beyond the control of Maverix, including levels of supply and demand, industrial development, inflation and interest rates, the U.S. dollar's strength and geo-political events. External economic factors that affect commodity prices can be influenced by changes in international investment patterns, monetary systems and political developments.

        All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from Royalties, Streams or working interests applicable to one or more relevant commodities. Even if Maverix worked to ensure a diversification of commodities that underlie its Royalties and Streams, the commodity market trends are cyclical in nature and a general downturn in commodity prices could result in a significant decrease in overall revenue.

Maverix Has No Control Over Mining Operations

        Maverix is not directly involved in the operation of mines. The revenue Maverix may derive from its portfolio of Royalty, Stream and other assets is based on production from third party mine owners and operators. Maverix will enter into precious metal purchase agreements to purchase a certain percentage of precious metals or other metals produced by certain mines and operations and Maverix expects to receive payments under Royalty agreements from certain mines and operations, however, Maverix will not have a direct interest in the operation or ownership of those mines and projects. The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third party owners and operators and those of Maverix in respect of a relevant project or property may not always be aligned. The inability of Maverix to control the operations for the properties in which it has a Royalty, Stream or other interest may result in a material adverse effect on the profitability of Maverix, the results of operations of Maverix and its financial condition. Except in a limited set of circumstances as specified in a specific Stream or Royalty, Maverix will not receive compensation if a specific mine or operation fails to achieve or maintain production or if the specific mine or operation is closed or discontinued. In addition, mining operations in respect of which Maverix holds an indirect interest may not commence commercial production and there can be no assurance that such mines or project will achieve profitable and continued production levels. In addition, the owners or operators may take action contrary to policies or objectives of Maverix; be unable or unwilling to fulfill their obligations under their agreements with Maverix; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator's ability to perform its obligations under arrangements with Maverix. Maverix is also subject to the risk that a specific mine or project may be put on care and maintenance or have its operations suspended, on both a temporary or permanent basis.

        The owners or operators of the projects or properties in which Maverix holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Maverix has little or no control. If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Maverix. If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Maverix may be difficult or impossible to predict.

Variations in Foreign Exchange Rates

        The operations of Maverix are subject to foreign currency fluctuations and inflationary pressures, which may have a material adverse effect on the profitability of Maverix, its result of operations and financial condition. There can be no assurance that the steps taken by management to address such fluctuations will eliminate the adverse effects and Maverix may suffer losses due to adverse foreign currency fluctuations.

Market Price of the Common Shares of Maverix

        The Common Shares of Maverix are listed and posted for trading on the TSX and NYSE American. An investment in the securities of Maverix is highly speculative. The market price of securities of companies involved in the mining and natural resources industry have experienced substantial volatility in the past. The price of the Common Shares is likely to be influenced by changes in commodity prices, the financial condition of Maverix or results of operations as reflected in the financial statements of Maverix and other risk factors identified in this prospectus.

Delay Receiving or Failure to Receive Payments

        Maverix is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant mines and mineral properties underlying Maverix's Streams and Royalties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the Royalty/Stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Maverix's rights to payment under the Royalties/Streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property. This inhibits Maverix's ability to collect amounts owing under its Royalties/Streams upon a default. Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Maverix's ability to recover or obtain equitable relief in the event of a default under such agreements. In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Maverix should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the Royalty or Stream agreement should be terminated in the insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties or termination of Maverix's rights may result in a material and adverse effect on Maverix's profitability, results of operations and financial condition.

Third Party Reporting

        Maverix relies on public disclosure and other information regarding specific mines or projects that is received from the owners or operators of the mines or other independent experts. The information received may be susceptible to being imprecise as the result of it being compiled by certain third parties. The disclosure created by Maverix may be inaccurate if the information received contains inaccuracies or omissions, which could create a material adverse effect on Maverix.

        In addition, a Royalty or Stream agreement may require an owner or operator to provide Maverix with production and operating information that may, depending on the completeness and accuracy of such information, enable Maverix to detect errors in the calculation of Royalty or Stream payments that it receives. As a result, the ability of Maverix to detect payment errors through its associated internal controls and procedures is limited, and the possibility exists that Maverix will need to make retroactive revenue adjustments. Of the Royalty or Stream agreements that Maverix enters into, some may provide Maverix the right to audit the operational calculations and production data for associated payments; however, such audits may occur many months following the recognition by Maverix of the applicable revenue and may require Maverix to adjust its revenue in later periods.

        As a holder of an interest in a Royalty or Stream, Maverix will have limited access to data on the operations or to the actual properties underlying the Royalty or Stream. This limited access to data or disclosure regarding operations could affect the ability of Maverix to assess the performance of the Royalty or Stream. This could result in delays in cash flow from that which is anticipated by Maverix based on the stage of development of the properties covered by the assets within the portfolio of Maverix.

Disclosure Regarding Operations

        Some Royalties or Streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to the Royalty or Stream and, as such, Maverix may not be in a position to publicly disclose non-public information with respect to certain Royalties or Streams. The limited access to data and disclosure regarding the operations of the properties in which Maverix has an interest, may restrict the ability of Maverix to enhance its performance which may result in a material and adverse effect on the profitability of Maverix, results of operations for Maverix and financial condition. There can be no assurance that Maverix will be successful in obtaining these rights when negotiating the acquisition of Royalties or Streams.

Strategy for Acquisitions

        As Maverix executes on its business plan it will seek to purchase Royalties and Streams from third parties. Maverix cannot offer any assurance that it can complete any acquisition or proposed business transactions on favourable terms or at all, or that any completed acquisitions or proposed transactions will benefit Maverix.

        At any given time Maverix may have various types of transactions and acquisition opportunities in various stages of review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions. This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities. Any such acquisition or transaction could be material to Maverix and may involve the issuance of securities by Maverix to fund any such acquisition. In addition, any such acquisition or other Royalty or Stream transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

        Additionally, Maverix may consider opportunities to restructure its Royalties or Streams where it believes such a restructuring may provide a long-term benefit to Maverix, even if such restructuring may reduce near-term revenues or result in Maverix incurring transaction related costs. Maverix may enter into one or more acquisitions, restructurings or other Royalty and Stream transactions at any time.

Maverix Cash Flow Risk

        Maverix is not directly involved in the ownership or operation of mines. Maverix's Royalty, Stream and other interests in properties or projects are subject to most of the significant risks of the operating mining company. Maverix's cash flow is dependent on the activities of third parties which could create risk that those third parties may, have targets inconsistent to Maverix's targets, take action contrary to Maverix's goals, policies or objectives, be unwilling or unable to fulfill their contractual obligations owed to Maverix, or experience financial, operational or other difficulties or set backs, including bankruptcy or insolvency proceedings, which could limit a third party's ability to perform under a specific third party arrangement. Specifically, Maverix could be negatively impacted by an operator's ability to continue its mining operations as a going concern and have access to capital. A lack of access to capital could result in a third party entering a bankruptcy proceeding, which would result in Maverix being unable to realize any value for its Stream, Royalty or other interest.

Change in Material Assets

        The La Colorada Stream and the Hope Bay Royalty are currently material assets to Maverix, although as new assets are acquired or move into production, the materiality of each of the assets of Maverix will be reconsidered. Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the La Colorada mine and the Hope Bay mine, or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on the profitability of Maverix, the financial condition of Maverix and results of its operations.

Dependence on Key Personnel

        Maverix is dependent on the services of a small number of key management personnel. The ability of Maverix to manage its activities and its business will depend in large part on the efforts of these individuals. There can be no assurance that Maverix will be successful in engaging or retaining key personnel. The loss of the services of a member of the management of Maverix could have a material adverse effect on the Company. From time to time, Maverix may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition of Royalties and or Streams is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to the success of Maverix and there can be no assurance that Maverix will be successful in recruiting and retaining the personnel it needs to successfully operate its business. If Maverix is not successful in attracting and retaining qualified personnel, the ability of Maverix to execute on its business model and strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition.

Competition

        Maverix will compete with other companies for Streams and Royalties. Other companies may have greater resources than Maverix. Any such competition may prevent Maverix from being able to secure new Streams or acquire new Royalties. Future competition in the royalty and streaming sector could materially adversely affect Maverix's ability to conduct its business. There can be no assurance that Maverix will be able to compete successfully against other companies in acquiring new Royalty and or Stream interests. In addition, Maverix may be unable to acquire Royalties or Streams at acceptable valuations which may result in a material and adverse effect on Maverix's profitability, results of operations and financial condition.

Project Operators May Not Respect Contractual Obligations

        Royalty, Stream and other interests in properties or projects are contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of Royalties, Stream and other interests do not abide by their contractual obligations, Maverix may be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely to Maverix, may have a material and adverse effect on Maverix's profitability, results of operations, financial condition and the trading price of the Common Shares of Maverix.

Conflicts of Interest

        Certain directors and officers of Maverix also serve as directors and/or officers of other companies that are involved in natural resource explorations, development and mining operations, including Pan American Silver Corp. ("Pan American") and Newmont Goldcorp Corporation ("Newmont"), and consequently there exists the possibility for such directors and officers to be in a position where there is a conflict of interest. Any decision made by any such directors and officers will be made in accordance with their duties and obligations to deal in good faith and in the best interests of Maverix and its shareholders. Each director that is in a conflict of interest is required to declare such conflict and abstain from voting on a matter in which that director is conflicted in accordance with applicable law.

Global Financial Conditions

        Global financial conditions can be volatile. Access to additional sources of capital, including conducting public financings, has been negatively impacted by sovereign debt concerns in Europe and emerging markets, as well as concerns over global growth rates. These factors may impact the ability of Maverix to obtain both debt and equity financing in the future and, if obtained, on terms favourable to Maverix. Increased levels of volatility and market turmoil can adversely impact the operations of Maverix and the value and the price of the Common Shares of the Company could be adversely affected.

Future Financing; Future Securities Issuances

        There can be no assurance that Maverix will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede the funding obligations of Maverix, or result in delay or postponement of further business activities which may result in a material and adverse effect on Maverix's profitability, results of operations and financial condition. Maverix may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

Concentration of Share Ownership

        Pan American owns approximately 25.53% of the outstanding Common Shares (on a non-diluted basis) and Newmont owns approximately 27.77% of the outstanding Common Shares (on a non-diluted basis). As a result of the share ownership and pursuant to shareholders' agreements, Pan American and Newmont each maintain certain rights including, but not limited to, a right to maintain their pro rata interest in Maverix should Maverix issue or sell any securities and a right to board appointees. The concentrated share ownership of Pan American and Newmont could have the effect of delaying or preventing a change of control.

Litigation Affecting Properties

        Potential litigation may arise on a property on which Maverix holds or has a Royalty or Stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners). Maverix will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Maverix's profitability, results of operations, financial condition and the trading price of the Common Shares of Maverix.

Changes in Tax Laws Impacting Maverix

        There can be no assurance that new tax laws, regulations, policies or interpretations will not be enacted or brought into being in the jurisdictions where Maverix has interests that could have a material adverse effect on Maverix. Any such change or implementation of new tax laws or regulations could adversely affect Maverix's ability to conduct its business. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in the profits of Maverix being subject to additional taxation or which could otherwise have a material adverse effect on the profitability of Maverix, Maverix's results of operations, financial condition and the trading price of the Common Shares of Maverix. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make Royalties, Streams or other investments by Maverix less attractive to counterparties. Such changes could adversely affect the ability of Maverix to acquire new assets or make future investments.

Risks Related to Mines and Mining Operations

Risk Factors Applicable to Owners and Operators of Properties in which Maverix Holds an Interest

        To the extent that they relate to the production of minerals from or the continued operation of, properties in which Maverix holds a Royalty or Stream interest, Maverix will be subject to the risk factors applicable to the owners and operators of such mines or projects.

Exploration, Development and Operating Risks

        Mining involves a high degree of risk. Mines and projects in which Maverix has or may enter into a precious metal purchase agreement or Royalty agreement are subject to all of the hazards and risks normally encountered in the exploration, development and production of metals, including weather-related events, unusual and unexpected geology formations, seismic activity, rock bursts, cave-ins, pit-wall failures, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Any of these hazards and risks and other acts of God could shut down mining operations temporarily or permanently. Mining operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability for the owners or operators of the mining operations.

Commodity Prices

        Metal prices are subject to fluctuation and any future significant decline could result in mines, mining operations and project development to cease. Owners and operators of mines and development projects could be forced to cease operations or discontinue development of a particular project, which could materially adversely affect the Company's business operations and profitability.

Environmental Risks

        All phases of mine operation or development are subject to governmental regulation including environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the mines and projects in which Maverix has an interest. Also, unknown environmental hazards may exist on the properties at present which were caused by previous or existing owners or operators of the properties and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. One or more of the mining companies may become liable for such environmental hazards caused by previous owners or operators of the properties.

        Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Government Regulation, Permits and Authorizations

        The exploration and development activities related to mine operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters.

        The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing specific mine operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of mines or projects would not proceed with the development of, or continue to operate, a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder and claims for damages to property and persons resulting from mining operations could result in substantial costs and liabilities for the owners or operators of mines or projects in the future such that they would not proceed with the development of, or continue to operate, a mine.

        Government approvals, licences and permits are currently, and will in the future be, required in connection with mining operations. To the extent such approvals are required and not obtained, mining operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of Maverix. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed.

        Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on mining operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Permitting

        The operation of a mine or project is subject to receipt and maintenance of permits from appropriate governmental authorities. Although Maverix believes that, other than as discussed elsewhere herein, the owners and operators of the mines and projects in which Maverix has an interest currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the mines or projects will continue to hold all permits necessary to develop or continue operating at any particular property.

Infrastructure

        Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the owners and operators of mines or projects and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at a mine or project. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect operations at a mine or project.

Dependence on Operator's Employees

        Production from the properties in which Maverix holds an interest depends on the efforts of operators' employees. There is competition for persons with mining expertise. The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted. Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Maverix. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Maverix.

Mineral Resource and Mineral Reserve Estimates

        Mineral reserve and or mineral resource estimates for a specific mine or project may not be correct. The figures for mineral resources and mineral reserves are estimates only and were obtained from technical reports filed in respect of the La Colorada mine and the Hope Bay mine. There can be no assurance that estimated mineral reserves and mineral resources will ever be recovered or recovered at the rates as estimated. Mineral reserve and mineral resource estimates are based on sampling and geological interpretation, and, are uncertain because samples used may not be representative. Mineral reserve and mineral resource estimates require revision (either to demonstrate an increase or decrease) based on production from the mine or project. The fluctuations of commodity prices and production costs, as well as changes in recovery rates, may render certain mineral reserves and mineral resources uneconomic and may result in a restatement of estimated reserves and/or mineral resources.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration.

Depleted Mineral Reserve Replacement

        Mines have a limited time of operation as a result of the proven and probable mineral reserves attributed to a specific mine. A mining company operating a specific mine will be required to replace and expand mineral reserves depleted by a mine's production to maintain production levels over a long term. It is possible to replace depleted mineral reserves by expanding known ore bodies through exploration, locating new deposits or acquiring new mines or projects. Mineral exploration is highly speculative in nature. It can take several years to develop a potential site of mineralization. There is no assurance that current or future exploration programs conducted by mining companies will be successful. There is a risk that the depletion of mineral reserves by mining companies that Maverix has contracted with will not be replenished by discoveries or acquisitions.

Relations with Employees

        Production at mines or projects in which Maverix holds an interest depend on the efforts of employees. There is global competition for geologists and persons with mining expertise. The ability of a mining company to hire and retain geologists and persons with mining expertise is key to the specific mines or projects in which Maverix holds or may hold an interest. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which specific mines operate or in which a specific project is conducted. Changes in such legislation or otherwise in a mining company's relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the operation of mines or projects, the results of operations and financial condition.

Uninsured Risks

        The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where a mining company considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance for workers' compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, a mining company's insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the mining companies' profitability, results of operations and financial condition.

Land Title

        Although title to specific mines or projects has been or will be reviewed by or on behalf of Maverix, no assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by specific mines or projects. Companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that a specific mine or project may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, mining companies may be unable to operate the specific mine or project as permitted or to enforce their rights with respect to that specific mine or project which may ultimately impair the ability of these owners and operators to fulfill their obligations under their agreements with Maverix.

International Interests

        Certain operations that underlie Maverix's Streams and Royalties are conducted, or will be conducted, outside of the United States and Canada, including in Mexico, Peru, Chile, Australia, Argentina, Burkina Faso, Honduras, the Dominican Republic, French Guiana and the Democratic Republic of the Congo and could be exposed to political, economic or other risks or uncertainties. These types of risks or uncertainties may differ between countries and can include but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, fluctuations in currency exchange rates, inflation rates, labour unrest, risk of war or civil unrest, expropriation and nationalization, renegotiation or nullification of mining or mineral concessions, licenses, permits, authorizations and contracts, illegal mining or mineral exploration, taxation changes, modifications, amendments or changes to mining and mineral laws, regulations, policies, and changes to government regulations in respect of foreign investment and mining.

Permitting, Construction and Development

        Certain mines and projects that Maverix may seek to invest in may be in various stages of permitting, construction, development and expansion. Construction, development and expansion of such mines or projects is subject to numerous risks, including, but not limited to: delays in obtaining equipment, materials, and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the owners or operators of such mines or projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such mines or projects in accordance with current expectations or at all.

Indigenous Peoples

        Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. Maverix holds Royalty or Stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The mining companies' current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which Maverix holds a Royalty or Stream interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operators' activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of Maverix's Royalty or Stream assets.

        Additional uncertainty with respect to indigenous peoples has arisen in Canada due to the decision of the Supreme Court of Canada in Tsilhqot'in Nation v. British Columbia (2014 SCC 44), which recognized the Tsilhqot'in Nation as holding aboriginal title to approximately 1,900 square kilometers of territory in the interior of British Columbia. This decision represents the first successful claim for aboriginal title in Canada and may lead other First Nations in Canada to pursue aboriginal title in their traditional land-use areas. Such claims, if successful, may impact those projects or operations in Canada on which Maverix holds a Royalty or Stream interest.

Risks Related to the Securities of the Company

Securities of Maverix are Subject to Price Volatility

        Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Maverix include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Maverix at any given time may not accurately reflect the long-term value of Maverix.

        In the past, following periods of volatility in the market price of a company's securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Maverix.

Future Sales or Issuances of Debt or Equity Securities

        We may sell or issue additional debt or equity securities in offerings to finance our operations, exploration, development, acquisitions or other projects. Our significant shareholders, including Pan American and Newmont, may also sell the Common Shares or other securities they hold or may hold in the future, including pursuant to this prospectus.

        We cannot predict the size of future sales and issuances of debt or equity securities or the effect, if any, that future sales and issuances of debt or equity securities will have on the market price of the Common Shares.

        Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Company's Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in the Company's earnings per share. Sales of our Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Use of Proceeds

        While detailed information regarding the use of proceeds from the sale of our securities will be described in the applicable prospectus supplement, the Company will have broad discretion over the use of the net proceeds from an offering by the Company of its securities. Because of the number and variability of factors that will determine the Company's use of such proceeds, the Company's ultimate use might vary substantially from its planned use. You may not agree with how the Company allocates or spends the proceeds from an offering of its securities. Maverix may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of its securities, including the market value of its Common Shares, and that may increase its losses. The Company will not receive any proceeds from any sale of securities by any Selling Securityholder.

Dividend Policy

        No dividends on the Common Shares have been paid by the Company to date. The Company does not intend to declare or pay any cash or in kind dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the board of the Company, after taking into account a multitude of factors appropriate in the circumstances, including the Company's operating results, financial condition and current and anticipated cash needs.

Liquidity

        Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Company's Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and NYSE American or achieve listing on any other public listing exchange.

Market for Securities

        There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, our subscription receipts, units, share purchase contracts or warrants or debt securities will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell subscription receipts, units, share purchase contracts or warrants or debt securities purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation.

There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

Limitations on the Enforcement of Civil Judgments

        A substantial portion of the assets of Maverix are located outside of Canada. As a result, it may not be possible for investors in the securities of Maverix to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada.

USE OF PROCEEDS

        Unless we otherwise indicate in a prospectus supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our securities to finance the future purchase of Streams and Royalties and for working capital purposes.

        In order to raise additional funds to finance future growth opportunities, we may, from time to time, issue securities. More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus.

        The Company will not receive any proceeds from any sale of securities by any Selling Securityholder.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in our consolidated share capital since June 30, 2019, the date of our financial statements for the most recently completed financial period.

PRIOR SALES

        Information in respect of our Common Shares that we issued within the previous 12-month period, including Common Shares that we issued either upon the exercise of options, or which were granted under our Stock Option and Compensation Share Plan, or any other equity compensation plan, will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

        The Company's Common Shares are listed and posted for trading on the TSX and NYSE American under the symbol "MMX". Trading price and volume of the Company's securities will be provided as required for all of our Common Shares, as applicable, in each prospectus supplement to this prospectus.

DESCRIPTION OF SHARE CAPITAL

        The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares in the capital of the Company ("Preference Shares"). As of September 13, 2019, there were 108,029,851 Common Shares and no Preference Shares issued and outstanding.

        In addition, as of the date of this prospectus, there were 3,925,770 Common Shares issuable upon the exercise of outstanding stock options, at a weighted average exercise price of C$3.04, 18,250,000 Common Shares issuable upon the exercise of outstanding Common Share purchase warrants at a weighted average exercise price of C$2.41 and 32,705 Common Shares issuable upon the conversion of outstanding restricted stock units.

Common Shares

        All of our Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of our Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote). Each Common Share carries the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company, the holders of our Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the payment by the Company of all of its liabilities. The holders of our Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares, subject to the rights of holders of other classes ranking in priority to our Common Shares with respect to the payment of dividends, on a pro rata basis. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our bylaws, articles and in the CBCA. See "Risk Factors".

Preference Shares

        Before the first shares of a particular series of Preference Shares are issued, the board of the Company shall determine, subject to the limitations set out in Company's articles, the material characteristics of the series. Holders of Preference Shares are entitled to priority over the Common Shares and over any other shares of the Company junior to the Preference Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.

        Holders of Preference Shares are not entitled to vote separately as a class or series upon a proposal to amend Company's articles to:

  (a)
  increase or decrease any maximum number of authorized shares of such class or series, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or superior to the shares of such class or series;

  (b)
  effect an exchange, reclassification or cancellation of the shares of such class or series; or

subject to the exceptions contained in the CBCA, create a new class or series of shares equal or superior to the shares of such class or series.

DESCRIPTION OF WARRANTS

General

        This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants.

        Warrants may be issued independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by the Company and with one or more financial institutions or trust companies acting as warrant agent.

        The Company will deliver an undertaking to the securities regulatory authority in each of the provinces of Canada that it will not distribute warrants that, according to the aforementioned terms as described in the applicable prospectus supplement for warrants supplementing this prospectus, are "novel" specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be distributed.

        This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions and the United States, after it has been entered into, and will be available electronically at www.sedar.com.

        The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

        Original purchasers of warrants (if offered separately) will have a contractual right of rescission against the Company in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

        In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

        The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

  •
  the designation and aggregate number of equity warrants;

  •
  the price at which the equity warrants will be offered;

  •
  the currency or currencies in which the equity warrants will be offered;

  •
  the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

  •
  the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

  •
  the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of Common Shares that may be purchased, (ii) the exercise price per Common Share or (iii) the expiry of the equity warrants;

  •
  whether the Company will issue fractional shares;

  •
  whether the Company has applied to list the equity warrants or the underlying shares on a securities exchange or automated interdealer quotation system;

  •
  the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

  •
  the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

  •
  whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  material U.S. and Canadian federal income tax consequences of owning the equity warrants; and

  •
  any other material terms or conditions of the equity warrants.

        Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

        Maverix may issue units, which may consist of one or more Common Shares, warrants or any combination of securities as is specified in the relevant prospectus supplement. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

  •
  the designation and aggregate number of units being offered;

  •
  the price at which the units will be offered;

  •
  the designation, number and terms of the securities comprising the units and any agreement governing the units;

  •
  the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

  •
  whether the Company will apply to list the units on a securities exchange or automated interdealer quotation system;

  •
  material U.S. and Canadian federal income tax consequences of owning the units, including how the purchase price paid for the units will be allocated among the securities comprising the units; and

  •
  any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

        Maverix may issue subscription receipts separately or in combination with one or more other securities. The subscription receipts will entitle holders thereof to receive, upon satisfaction of certain Release Conditions (as defined herein) and for no additional consideration, Common Shares, warrants or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a "Subscription Receipt Agreement"), each to be entered into between the Company and an escrow agent (the "Escrow Agent") that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

        The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. Maverix will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions and the United States, after it has been entered into, and such Subscription Receipt Agreement will be available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

General

        The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that the Company may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

  •
  the designation and aggregate number of subscription receipts being offered;

  •
  the price at which the subscription receipts will be offered;

  •
  the designation, number and terms of the Common Shares, warrants or a combination thereof to be received by the holders of subscription receipts upon satisfaction of the Release Conditions (as defined herein), and any procedures that will result in the adjustment of those numbers;

  •
  the conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants or a combination thereof (the "Release Conditions");

  •
  the procedures for the issuance and delivery of the Common Shares, warrants or a combination thereof to holders of subscription receipts upon satisfaction of the Release Conditions;

  •
  whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants or a combination thereof upon satisfaction of the Release Conditions;

  •
  the identity of the Escrow Agent;

  •
  the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the "Escrowed Funds"), pending satisfaction of the Release Conditions;

  •
  the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, warrants or a combination thereof pending satisfaction of the Release Conditions;

  •
  the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

  •
  if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

  •
  procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

  •
  any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

  •
  any entitlement of Maverix to purchase the subscription receipts in the open market by private agreement or otherwise;

  •
  whether the Company will issue the subscription receipts as global securities and, if so, the identity of the depository for the global securities;

  •
  whether the Company will issue the subscription receipts as bearer securities, as registered securities or both;

  •
  provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Maverix securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company's assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

  •
  whether the Company will apply to list the subscription receipts on a securities exchange or automated interdealer quotation system;

  •
  material U.S. and Canadian federal income tax consequences of owning the subscription receipts; and

  •
  any other material terms or conditions of the subscription receipts.

        Original purchasers of subscription receipts will have a contractual right of rescission against the Company in respect of the conversion of the subscription receipt. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipt upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipt under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipt under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

        The holders of subscription receipts will not be, and will not have the rights of, shareholders of Maverix. Holders of subscription receipts are entitled only to receive Common Shares, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price thereof and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

        The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or warrants may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

        The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

        The Subscription Receipt Agreement will also specify that the Company may amend any Subscription Receipt Agreement and the subscription receipts, without the consent of the holders of the subscription receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

        The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to the Company, and obligating the Company to purchase from or sell to the holders, a specified number of Common Shares at a future date or dates, and including by way of instalment.

        The price per Common Share and the number of Common Shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.

        The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt obligations of third parties, securing the holders' obligations to purchase the Common Shares under the share purchase contracts, which are referred to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

        Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares and the nature and amount of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a securities exchange or automated interdealer quotation system.

        Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

 DESCRIPTION OF DEBT SECURITIES

        In this description of debt securities, "we", "us", "our" or "the Company" refers to Maverix Metals Inc., but not to its subsidiaries. This section describes the general terms that will apply to any debt securities issued pursuant to this prospectus. We may issue debt securities in one or more series under an indenture, or the indenture, to be entered into between us and one or more trustees. The indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the "Trust Indenture Act") and the CBCA. A copy of the form of the indenture will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. For a more complete description, prospective investors should refer to the indenture and the terms of the debt securities. If debt securities are issued, we will describe in the applicable prospectus supplement the particular terms and provisions of any series of the debt securities and a description of how the general terms and provisions described below may apply to that series of the debt securities. Prospective investors should rely on information in the applicable prospectus supplement and not on the following information to the extent that the information in such prospectus supplement is different from the following information.

        We may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

General

        The indenture will not limit the aggregate principal amount of debt securities that we may issue under the indenture and will not limit the amount of other indebtedness that we may incur. The indenture will provide that we may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations. The indenture will also permit us to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

        The applicable prospectus supplement for any series of debt securities that we offer will describe the specific terms of the debt securities and may include, but is not limited to, any of the following:

  •
  the title of the debt securities;

  •
  the aggregate principal amount of the debt securities;

  •
  the percentage of principal amount at which the debt securities will be issued;

  •
  whether payment on the debt securities will be senior or subordinated to our other liabilities or obligations;

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  whether the payment of the debt securities will be guaranteed by any other person;

  •
  the date or dates, or the methods by which such dates will be determined or extended, on which we may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which we will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

  •
  whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which we will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

  •
  the place or places we will pay principal, premium, if any, and interest and the place or places where debt securities can be presented for registration of transfer or exchange;

  •
  whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms we will have the option to redeem the debt securities rather than pay the additional amounts;

  •
  whether we will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder and the terms and conditions of such redemption;

  •
  whether we may redeem the debt securities at our option and the terms and conditions of any such redemption;

  •
  the denominations in which we will issue any registered debt securities, if other than denominations of U.S.$1,000 and any multiple of U.S.$l,000 and, if other than denominations of U.S.$5,000, the denominations in which any unregistered debt security shall be issuable;

  •
  whether we will make payments on the debt securities in a currency or currency unit other than U.S. dollars or by delivery of our Common Shares or other property;

  •
  whether payments on the debt securities will be payable with reference to any index or formula;

  •
  whether we will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

  •
  whether we will issue the debt securities as unregistered securities (with or without coupons), registered securities or both;

  •
  the periods within which and the terms and conditions, if any, upon which we may redeem the debt securities prior to maturity and the price or prices of which and the currency or currency units in which the debt securities are payable;

  •
  any changes or additions to events of default or covenants;

  •
  the applicability of, and any changes or additions to, the provisions for defeasance described under "Defeasance" below;

  •
  whether the holders of any series of debt securities have special rights if specified events occur;

  •
  any mandatory or optional redemption or sinking fund or analogous provisions;

  •
  the terms, if any, for any conversion or exchange of the debt securities for any other securities;

  •
  rights, if any, on a change of control;

  •
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

  •
  any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

        Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require us to repurchase the debt securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or we have a change of control.

        We may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. We may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable prospectus supplement.

        We may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

Debt Securities in Global Form

The Depositary and Book-Entry

        Unless otherwise specified in the applicable prospectus supplement, a series of the debt securities may be issued in whole or in part in global form as a "global security" and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

        The specific terms of the depositary arrangement with respect to any portion of a particular series of the debt securities to be represented by a global security will be described in the applicable prospectus supplement relating to such series. We anticipate that the provisions described in this section will apply to all depositary arrangements.

        Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the global security to the accounts of such persons, designated as "participants", having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by us if such debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

        So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the debt securities in definitive form and will not be considered the owners or holders thereof under the indenture.

        Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such debt securities. None of us, the trustee or any paying agent for the debt securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

Discontinuance of Depositary's Services

        If a depositary for a global security representing a particular series of the debt securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue such series of the debt securities in definitive form in exchange for a global security representing such series of the debt securities. If an event of default under the indenture has occurred and is continuing, debt securities in definitive form will be printed and delivered upon written request by the holder to the trustee. In addition, we may at any time and in our sole discretion determine not to have a series of the debt securities represented by a global security and, in such event, will issue a series of the debt securities in definitive form in exchange for all of the global securities representing that series of debt securities.

Debt Securities in Definitive Form

        A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 and unregistered securities will be issuable in denominations of U.S.$5,000 and integral multiples of U.S.$5,000 or, in each case, in such other denominations as may be set out in the terms of the debt securities of any particular series. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

        Unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than global securities) will be made at the office or agency of the trustee, or at our option we can pay principal, interest, if any, and premium, if any, by check mailed or delivered to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire or other transmission to an account of the person entitled to receive payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by us.

        At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

        The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions set forth in the indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        We shall not be required to:

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  issue, register the transfer of or exchange any series of the debt securities in definitive form during a period beginning at the opening of business 15 days before any selection of securities of that series of the debt securities to be redeemed and ending on the relevant redemption date if the debt securities for which such issuance, registration or exchange is requested may be among those selected for redemption;

  •
  register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

  •
  exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption with written instructions for payment consistent with the provisions of the indenture; or

  •
  issue, register the transfer of or exchange any of the debt securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Merger, Amalgamation or Consolidation

        The indenture will provide that we may not consolidate with or amalgamate or merge with or into any other person, enter into any statutory arrangement with any person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

  •
  we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia, Canada, or any province or territory thereof, or, if the amalgamation, merger, consolidation, statutory arrangement or other transaction would not impair the rights of holders, any other country;

  •
  the successor person (if not us) assumes all of our obligations under the debt securities and the indenture; and

  •
  we or such successor person will not be in default under the indenture immediately after the transaction.

        When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the debt securities and the indenture.

Provision of Financial Information

        We will file with the trustee, within 20 days after we file or furnish them with the SEC, copies of our annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

        Notwithstanding that we may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the trustee:

  •
  within 20 days after the time periods required for the filing or furnishing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

  •
  within 20 days after the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the TSX, whether or not we have any of the debt securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that we shall not be obligated to file or furnish such reports with the SEC if the SEC does not permit such filings.

Events of Default

        Unless otherwise specified in the applicable prospectus supplement relating to a particular series of debt securities, the following is a summary of events which will, with respect to any series of the debt securities, constitute an event of default under the indenture with respect to the debt securities of that series:

  •
  we fail to pay principal of, or any premium on, any debt security of that series when it is due and payable;

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  we fail to pay interest or any additional amounts payable on any debt security of that series when it becomes due and payable, and such default continues for 30 days;

  •
  we fail to make any required sinking fund or analogous payment for that series of debt securities;

  •
  we fail to observe or perform any of the covenants described in the section above "Merger, Amalgamation or Consolidation" for a period of 30 days;

  •
  we fail to comply with any of our other agreements in the indenture that affect or are applicable to the debt securities for 60 days after written notice by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the outstanding debt securities of any series affected thereby;

  •
  a default (as defined in any indenture or instrument under which we or one of our subsidiaries has at the time of the indenture relating to this prospectus or will thereafter have outstanding any indebtedness) has occurred and is continuing, or we or any of our subsidiaries has failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay has resulted in such indebtedness under such indentures or instruments being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of U.S.$5,000,000 and 2% of our shareholders' equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated, or the accelerated indebtedness, and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for the purposes of the indenture governing the debt securities relating to this prospectus until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, non-recourse to us or our subsidiaries, it will be considered an event of default for purposes of the indenture governing the debt securities relating to this prospectus; or (B) if such accelerated indebtedness is recourse to us or our subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such indenture or instrument in connection with such failure to pay or event of default will be applicable together with an additional seven days before being considered an event of default for the purposes of the indenture relating to this prospectus;

  •
  certain events involving our bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided for in that series of debt securities.

        A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so.

        If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series, subject to any subordination provisions, may require us to repay immediately:

  •
  the entire principal and interest and premium, if any, of the debt securities of the series; or

  •
  if the debt securities are discounted securities, that portion of the principal as is described in the applicable prospectus supplement.

        If an event of default relates to events involving our bankruptcy, insolvency or reorganization, the principal of all debt securities will become immediately due and payable without any action by the trustee or any holder. Subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement. If debt securities are discounted securities, the applicable prospectus supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

        Other than its duties in case of a default, the trustee is not obligated to exercise any of the rights or powers that it will have under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in aggregate principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

        We will be required to furnish to the trustee a statement annually as to our compliance with all conditions and covenants under the indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the trustee as soon as practicable upon becoming aware of any event of default.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

  •
  the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of the affected series;

  •
  the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustee to institute a proceeding as trustee; and

  •
  the trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer of indemnity.

        However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

Defeasance

        When we use the term "defeasance", we mean discharge from some or all of our obligations under the indenture. Unless otherwise specified in the applicable prospectus supplement, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at our option:

  •
  we will be discharged from the obligations with respect to the debt securities of that series; or

  •
  we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to us.

        If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

        To exercise our defeasance option, we must deliver to the trustee:

  •
  an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities of the affected series will not recognize a gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

  •
  an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding debt securities of the affected series will not recognize income, or a gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

  •
  a certificate of one of our officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

        If we are to be discharged from our obligations with respect to the debt securities, and not just from our covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

        In addition to the delivery of the opinions described above, the following conditions must be met before we may exercise our defeasance option:

  •
  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the debt securities of the affected series;

  •
  we are not an "insolvent person" within the meaning of applicable bankruptcy and insolvency legislation; and

  •
  other customary conditions precedent are satisfied.

Modification and Waiver

        Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

  •
  change the stated maturity of the principal of, premium, if any, or any installment of interest, if any, on any debt security;

  •
  reduce the principal, premium, if any, or rate of interest, if any, or any obligation to pay any additional amounts;

  •
  reduce the amount of principal of a debt security payable upon acceleration of its maturity;

  •
  change the place or currency of any payment;

  •
  affect the holder's right to require us to repurchase the debt securities at the holder's option;

  •
  impair the right of the holders to institute a suit to enforce their rights to payment;

  •
  adversely affect any conversion or exchange right related to a series of debt securities;

  •
  change the percentage of debt securities required to modify the indenture or to waive compliance with certain provisions of the indenture; or

  •
  reduce the percentage in principal amount of outstanding debt securities necessary to take certain actions.

        The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as only that series is concerned, past defaults under the indenture and compliance by us with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

        We may modify the indenture without the consent of the holders to:

  •
  evidence our successor under the indenture;

  •
  add covenants or surrender any right or power for the benefit of holders;

  •
  add events of default;

  •
  provide for unregistered securities to become registered securities under the indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding securities;

  •
  establish the forms of the debt securities;

  •
  appoint a successor trustee under the indenture;

  •
  add provisions to permit or facilitate the defeasance or discharge of the debt securities as long as there is no material adverse effect on the holders;

  •
  cure any ambiguity, correct or supplement any defective or inconsistent provision, make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding securities and related coupons, if any;

  •
  comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the indenture under the Trust Indenture Act; or

  •
  change or eliminate any provisions where such change takes effect when there are no securities outstanding under the indenture.

Governing Law

        The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

        The trustee under the indenture or its affiliates may provide banking and other services to us in the ordinary course of their business.

        The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the debt securities, the trustee must eliminate the conflict or resign.

Resignation of Trustee

        The trustee may resign or be removed with respect to one or more series of the debt securities and a successor trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as trustee with respect to different series of debt securities, each such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other such trustee, and any action described herein to be taken by the "trustee" may then be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee.

Consent to Service

        In connection with the indenture, we will designate and appoint Cogency Global Inc., 10 East 40th Street, 10th floor, New York, NY 10016, as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the indenture or the debt securities that may be instituted in any U.S. federal or New York state court located in the Borough of Manhattan, in the City of New York, or brought by the trustee (whether in its individual capacity or in its capacity as trustee under the indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments

        Since all or substantially all of our assets, as well as the assets of some of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on the debt securities, may not be collectible within the United States.

        We have been advised that the laws of the Province of British Columbia and the federal laws of Canada applicable therein permit an action to be brought against us in a court of competent jurisdiction in the Province of British Columbia on any final and conclusive judgment in personam of any federal or state court located in the State of New York, or a New York Court, which is subsisting and unsatisfied for a sum certain with respect to the enforcement of the indenture and the debt securities that is not impeachable as void or voidable under the internal laws of the State of New York if: (1) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of British Columbia (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose); (2) proper service of process in respect of the proceedings in which such judgment was obtained was made in accordance with New York law; (3) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with general principles of equity and public policy, as such terms are understood under the laws of the Province of British Columbia, the federal laws of Canada or contrary to any order or judgment made by the Attorney General of Canada and under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (4) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights, including bankruptcy, reorganization, winding-up, moratorium and similar laws, and does not constitute, directly or indirectly, the enforcement of foreign laws which a court in the Province of British Columbia would characterize as revenue, expropriatory or penal laws; (5) in an action to enforce a default judgment, the judgment does not contain a manifest error on its face; (6) the action to enforce such judgment is commenced within the appropriate limitation period and is commenced and maintained in accordance with the procedural requirements of the laws of the Province of British Columbia; (7) interest payable on the debt securities is not characterized by a court in the Province of British Columbia as interest payable at a criminal rate within the meaning of Section 347 of the Criminal Code (Canada); (8) any interest accruing on the judgment is calculated in accordance with the Court Order Interest Act (British Columbia); and (9) the judgment does not conflict with another final and conclusive judgment in the same cause of action; except that a court in the Province of British Columbia may stay an action to enforce a foreign judgment if an appeal of a judgment is pending or time for appeal has not expired; and except that any court in the Province of British Columbia may give judgment only in Canadian dollars.

        We have been advised that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon the U.S. federal securities laws.

        The foregoing summary of certain of the principal provisions of the securities is a summary of anticipated terms and conditions only and is qualified in its entirety by the description in the applicable prospectus supplement under which any securities are being offered.

 CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder. The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986). Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

 PLAN OF DISTRIBUTION

        The Company or any Selling Securityholder may sell securities offered by this prospectus for cash or other consideration (i) to or through underwriters, dealers, placement agents or other intermediaries, (ii) directly to one or more purchasers or (iii) in connection with acquisitions of assets or shares or another entity or company.

        Each prospectus supplement with respect to our securities being offered will set forth the terms of the offering, including:

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  the person offering the securities (the Company and/or any Selling Securityholder(s));

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  the name or names of any underwriters, dealers or other placement agents;

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  the number and the purchase price of, and form of consideration for, the securities;

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  the proceeds to the Company or any Selling Securityholder from such sale; and

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  any commissions, fees, discounts and other items constituting underwriters', dealers' or agents' compensation.

        Our securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be "at the market distributions" as defined in National Instrument 44-102 — Shelf Distributions, including sales made directly on the TSX, NYSE American or other existing trading markets for the securities. The prices at which the securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the securities is less than the gross proceeds paid by the underwriters to the Company or any Selling Securityholder.

        Only underwriters named in the prospectus supplement are deemed to be underwriters in connection with our securities offered by that prospectus supplement.

        The Company or any Selling Securityholder may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any securities offered hereby. Where the Company pays such commission, it will be paid out of the general corporate funds of the Company. Where any Selling Securityholder pays such commission, the source of such commission will be set out in the applicable prospectus supplement.

        Under agreements which may be entered into by us and any Selling Securityholder, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

        No underwriter or dealer involved in an "at the market distribution" as defined under applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer has over-allotted, or will over allot, our securities in connection with an offering of our securities or effect any other transactions that are intended to stabilize the market price of our securities.

        In connection with any offering of our securities, other than an "at the market distribution", the underwriters may over-allot or effect transactions which stabilize or maintain the market price of our securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

 SELLING SECURITYHOLDERS

        Securities may be sold under this prospectus by way of a secondary offering by one or more Selling Securityholders. The terms under which such securities will be offered by Selling Securityholders will be described, as required under applicable securities laws, in the applicable prospectus supplement.

AGENT FOR SERVICE OF PROCESS

        Daniel O'Flaherty, Chief Executive Officer of the Company, Doug Ward, Vice President Technical Services of the Company, and Blake Rhodes, a director of the Company, each reside outside of Canada and have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Daniel O'Flaherty, Director and Chief Executive Officer	Blakes Vancouver Services Inc. Suite 2600 — 595 Burrard Street Vancouver, British Columbia, V7X 1L3, Canada
Doug Ward, VP Technical Services	Blakes Vancouver Services Inc. Suite 2600 — 595 Burrard Street Vancouver, British Columbia, V7X 1L3, Canada
Blake Rhodes, Director	Blakes Vancouver Services Inc. Suite 2600 — 595 Burrard Street Vancouver, British Columbia, V7X 1L3, Canada

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

        Certain legal matters related to our securities offered by this prospectus will be passed upon on our behalf by Blake, Cassels & Graydon LLP, with respect to matters of Canadian law, and Davis Graham & Stubbs LLP, with respect to matters of U.S. law. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP beneficially own, directly or indirectly, less than one percent of our outstanding Common Shares, and certain partners and counsel of Davis Graham & Stubbs LLP own, directly or indirectly, less than one percent (directly or indirectly) of the outstanding Common Shares.

INTEREST OF EXPERTS

        The scientific and technical information contained in the AIF, the Annual MD&A and the Interim MD&A was reviewed and approved by Doug Ward, B.Sc. Mining, Engineering, MMSA, and Vice President Technical Services and a "Qualified Person" as defined in NI 43-101.

        To the knowledge of Maverix, Mr. Ward holds less than 1% of the outstanding Common Shares of Maverix or of any associate or affiliate of Maverix as of the date hereof. Mr. Ward has not and will not receive any direct or indirect interest in any securities of Maverix as a result of the review and approval of the scientific and technical disclosure included in this prospectus.

        KPMG LLP, Chartered Professional Accountants, are the independent auditors of Maverix who have issued an independent auditor's report dated March 27, 2019 in respect of the consolidated financial statements of Maverix as at December 31, 2018 and December 31, 2017 and for each of the years then ended. KPMG LLP is independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct. KPMG LLP is an independent public accountant in accordance with the securities acts administered by the SEC and the applicable rules and regulations thereunder and the requirements of the Public Company Accounting Oversight Board.

 TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the Common Shares in Canada is TSX Trust Company at its principal offices in Toronto, Ontario.

WHERE YOU CAN FIND MORE INFORMATION

        We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

        You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with, or furnish to, the SEC at the SEC's public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference rooms. Certain of our filings are also electronically available on EDGAR, and may be accessed at www.sec.gov.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are a company incorporated under the CBCA. Some of our directors and officers, and the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets may be, and a substantial portion of the Company's assets are, located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of the liability predicated solely upon U.S. federal securities laws.

        We have filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Cogency Global Inc., 10 East 40th Street, 10th floor, New York, NY 10016, as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of securities under this prospectus.